UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For April 4, 2016

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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ANNUAL REPORT

AND FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

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Annual Report as of the year ended December 31, 2015(1)

1.

Letter to our Shareholders, Customers, Employees and Suppliers

Since the birth of Transportadora de Gas del Sur S.A. (hereinafter, “we”, “TGS” or the “Company”) as the provider of natural gas transportation, one of the essential public services, we have written our own experience-filled history, not only transporting quality of life and energy but also processing the natural gas liquefiable hydrocarbons required for our country’s sustainable development. The issuance of each Annual Report every year is our opportunity to communicate the highlights of our performance and thank our shareholders, clients, employees and suppliers.

The 2015 was a complex year: from its very beginning we had to overcome great obstacles to get results that contributed to the sustainability of our Company. Our achievements were possible thanks to the commitment and work of all the people who make up the TGS team: their effort and dedication committed to our goals of reliability, safety, efficiency and sustainability have been the main cornerstones of our performance. In spite of this, we must continue working with creativity and professionalism with our eyes set on our clients, to render a service that overcomes their expectations. Once more, we would like to thank our shareholders for the trust they have placed in our management throughout all these years.

The most relevant milestones that marked our path in the year 2015 are presented below.

Our performance in 2015

As in previous years, the main challenge we faced in 2015 was to fight for the adjustment of the tariff chart applicable to the Natural Gas Transportation segment. To that end, we moved further on into the path pursued in 2014 to achieve a tariff adjustment translated into a fair and reasonable remuneration for natural gas transportation, a critical public service in our country‘s energetic industry. We held meetings with governmental authorities to explain to them that the lack of adequate tariff adjustments has made it for us very difficult to preserve the standards of the safe and high- quality service we have always provided throughout the term of our natural gas transportation license (the “License”) in an activity that requires such an intensive deployment of both human and material resources.

In the mentioned presentations we emphasized the impact of our operative costs evolution on our financial and economic condition, underlining the fact that current tariffs have not absorbed said cost increases. It should be mentioned that over the last 15 years, the Consumer Price Index has

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gone up by 582.6%, the Wholesale Internal Price Index has increased by 828.6% and the Salary Price Index has grown by 1,323.1%. We also pointed out that tariffs may be adjusted to our cost structure with a low impact on the final user, yet generating great improvements for the natural gas segment and our financial condition.

In June 2015, through Resolution No. 3347/15 (“Resolution 3347/15”) the National Gas Regulatory Agency in Argentina (hereinafter “ENARGAS”) approved a new tariff increase of  44.3% for the natural gas transportation service and of 73.2% for the Charge for Access and Use (“CAU”), effective as from May 1, 2015.  These increases, along with the 20% obtained in 2014 through Resolution No. I-2852/14 (Resolution 2852/14) have been the first approved by ENARGAS since 1999. However, these adjustments have not been enough to address our operative costs’ constant escalation. Therefore, the sustainable recovery of the Natural Gas Transportation segment is subject to the effective implementation of the Integral Renegotiation License Agreement (hereinafter, the “Integral Renegotiation Agreement ”), the new draft of which includes the increases mentioned above and was signed by TGS in October 2015.

It should be noted that the increases describe above were obtained within the frame of the Transitional  Agreement entered on October 9, 2008 (the “Transitional  Agreement”) subscribed by and between TGS and the Unit for Renegotiation and Assessment of Utilities Contracts (hereinafter, “UNIREN”) and ratified by the Executive Branch Decree No.1,918/09  . However, given the excessive delay in their implementation and their insufficiency to keep up with the current economic scenario, these increases constitute merely initial steps towards the path of tariff re-composition, the ultimate goal of which is the signing of the Integral Renegotiation Agreement, as mentioned above, within the frame of the policies outlined by the National Government.

In 2015, after compliance with the Transitional Agreement had been verified and upon the activation of the compulsory cancellation clause of the loan granted by TGS to Pampa Energía S.A. (hereinafter, “Pampa”) in October 2011, in return for said cancellation TGS obtained the rights acquired by Pampa to the Arbitration Claim started by Enron Creditors Recovery Corp and Ponderosa Assets LLP against the Argentine Republic, before the International Center for the Settlement of Investment Disputes (“ICSID”) of the World Bank (hereinafter, the “Arbitration Claim”). The Arbitration Claim was started by Enron Corp, in its capacity as TGS shareholder, against the Argentine Republic on the grounds of the lack of PPI- based tariff adjustments, after the enactment of Law No.25,561  (Economic Emergency Law and Exchange Rate Regime Amendment”). The acquired claim rights include the power to suspend, control and waiver the Arbitration Claim. The obtaining of these Arbitration Claim rights will allow us to make progress in the renegotiation of our License, in pursuit of the signing of the Integral Renegotiation

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Agreement, as in accordance with the terms of the Comprehensive Adjustment Agreement TGS has the capacity to suspend and later waiver the Arbitration Claim.

The subscription of the Integral Renegotiation Agreement constitutes a primary concern to the Management of our Company and is aligned towards our ultimate goal of obtaining a tariff that fairly remunerates the high-quality public service that we have always rendered since our beginnings, generating revenues that can restore balance to our financial and economic condition in the long-term.

On the other hand, during 2015 we continued performing our role of “Technical Project Manager” of our pipeline system expansion works carried out under the Gas Trust Fund Program created by the Executive Branch through Decree No. 180/04, by means of which we provide technical counseling for the works’ engineering and execution. Under the instructions of the Gas Trust Fund we have made a slow progress in the development of the implementation plan that will allow the transportation of an additional volume of 10,7 MMm3/d, 8,7 MMm3/d of which are in service as of this date.

After the coming into service of the expansion works owned by the Gas Trust, in which Nación Fideicomisos S.A. acts in the role of trustee, we remain in charge of the operation and maintenance of the mentioned expansions, in accordance with the agreement entered into with Nación Fideicomisos S.A. in 2011. Shippers pay us for the mentioned services through a CAU determined by ENARGAS. The CAU, in spite of being subject to a regular adjustment system, has only been increased once, in June 2015, since its creation in November 2005. Given the permanent increase of costs related to the rendering of TGS services, and incremental operation and maintenance costs far beyond the reach of the current calculation of the CAU, we consider it imperative that the scheduled adjustment mechanism be complied with, to thus generate a fair compensation for the services we render without damaging our economic and financial condition.

In spite of the adverse scenario that prevailed in the Liquefiable Hydrocarbons Production and Commercialization segment (hereinafter, “Liquids”) delineated by the unprecedented drop of international prices that determine the sale price of obtained products, we have managed to keep an acceptable performance in this segment through the implementation of several actions aimed at enhancing production and sales profitability. Sold volumes slightly decreased by 0.5%, totaling 937,230 tons, compared to the 941,656 tons produced in 2014.

The adverse circumstances that came into view in the Liquids scenario in the fourth quarter of 2014 persisted throughout the year 2015 and grew even gloomier. In December 2015, the international reference prices of Liquefied Petroleum Gas (“LPG”) and natural gasoline hit a

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historical minimum level over the last seven-year period. This was attributable to the combined effect of an increase in international market supplies driven by higher production proceeding from shale gas fields and export capacities expansions in United States terminals, which added to the drop in demand derived from the slowdown of worldwide economies led to a significant oversupply in the Liquids segment.

In the domestic market, the Executive Branch Decree No.470/2015 introduced amendments to the program known as “Programa Hogares” (hereinafter referred to as: “New Stabilization Program”) through which LPG is supplied to lower income sectors.  Although these amendments implied higher sales prices for the supplied products, we are still forced to sell the product with negative operative margins due to the increase in the cost of natural gas used as raw material. It is impossible to sustain this situation in the future and we are conducting talks with the National Government to find an immediate solution.

Regarding the supply of propane for distribution networks, we have complied with the agreement entered in 2003 with the National Government and the successive extensions thereto. By means of the mentioned agreement, the Federal Energy Bureau outlined the prices and the procedures through which participating companies are remunerated.  As of the date of the issuance of the present financial statements, the agreement extension corresponding to the period May 2015- April 2016 has not been signed by the parties yet. Notwithstanding the aforementioned, we continued supplying the product at the request of the National Government.

Due to a delay in the collection of the compensation mentioned above, which as of December 31, 2015 amounted to Ps. 114.4 million, in August and November 2015, we filed payment default notices to the Federal Energy Bureau. As of the date of the issuance of these consolidated financial statements, no formal response has been given to the mentioned payment default notices.

On the other hand, by means of Resolution No.36/2015, the Federal Energy Bureau updated the methodology used to calculate the maximum domestic market LPG price, which increased prices for those clients not reached by the new Stabilization Program in the domestic market.

The decreasing purchasing trend of PBB Polisur S.A. (“Polisur”), our only ethane client, kept its downward course, situation that would have negatively impacted on our results if the “take-or-pay” clause had not been in effect to offset this negative trend. Also, as the agreement expired in December 2015, we started the corresponding negotiations related to the renewal agreement terms, which as of the date of the issuance of the present Annual Report have not been closed.

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Although throughout the 2015 there still were restrictions to natural gas for thermal plant replenishment (“TPR”) arriving to the Cerri Processing Plant (Cerri Complex) their values remained close to the ones recorded in 2014.

Both the steep sale prices drops and the increase in costs involved in natural gas processing have considerably narrowed the marginal contribution of the Liquids segment since the last quarter of 2014, a situation that grew worse in 2015. For that reason, we held meetings with governmental authorities to explain to them the difficulties that this business segment is going through and the negative outlook we foresee for price recovery, obtaining a decrease in the rates applied in the export withholding regime as a result of these meetings. On the other hand, given the adverse scenario foreseen mainly for the winter season, we started talks with the National Government to find mechanisms to reach a reasonable profitability for this business segment in the domestic market.

In brief, it is essential to achieve the signing and implementation of the Comprehensive Adjustment Agreement as soon as possible.  This agreement must contemplate comprehensive tariff reviews to ensure adequate results and cash flows for a business segment of such relevance in our country, also allowing us to meet the operative conditions required to take the system to its maximum capacity in the short and midterm, paving the way for what we consider will be a new era in the natural gas industry development. On the other hand, it will be essential to go further and deeper into the actions started with the governmental authorities to protect the sustainability of the Liquids business, particularly regarding the Carafe Sales Programs addressed to the most vulnerable segments of our society and the sale of propane through networks.

In the “Other Services” segment we have closed new businesses related to natural gas engineering, operation and maintenance, which offset lower incomes resulting from the expiration of certain operation and maintenance contracts. Also, in connection with telecommunications, we could seal a strategic alliance with Sinopec Argentina S.A. at its facilities located in Cañadón Seco, which will expand our operations in the south of the Argentine Republic. This, added to the closing of agreements with new and existing clients will consolidate the midterm and long- term growth strategy in the telecommunications segment.

The pipeline system we operate subject to the License agreement adequately met the demand for natural gas transportation, mainly winter demands and requirements from the governmental authorities. There were no significant service interruptions attributable to our operations, which ensures compliance with our high operational standards. In this regard, we must acknowledge the effort and dedication of our operations teams dedicated to maintenance, inspection and prevention tasks, which enabled us to enhance several procedures with the ensuing saving in operative costs.

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In 2015 we implemented new technologies to identify, assess and control the integrity of the pipeline system to fight threats such as “Stress Corrosion Cracking” or materials defects. Regarding this aspect, we focused on the areas with highest demographic density in the Buenos Aires ring and accordingly, we launched awareness campaigns and patrolling activities that increased the protection levels of these facilities and their surrounding areas of circulation.

Environmental and occupational health issues remained pivotal in our performance and helped us consolidate our continuous improvement process. In 2015 we kept the certification of our Integrated System of Safety, Occupational Health, Environmental Issues and Quality, in accordance with the international standards ISO 14,001, ISO 9,001, and OHSAS 18,001. As a confirmation of the role played by TGS in the environment where it conducts its activities, we have included the concept of sustainability and environmental care in our strategic map. We instrumented within the Integrated Management System a new tool that monitors everything related to environmental issues in our facilities and thus improves the efficiency of our operations.

In the field of safety and occupational health, people were once again our primary concern. We implemented several preventive and occupational health workshops to improve the quality of life not only for our workforce but for the people who are part of their social environment as well.

We preserved our value proposal to our employees. We implemented and maintained several policies to preserve and strengthen the concept of belonging, making TGS one of the best companies to work at in Argentina, according to the surveys conducted by Great Place to Work. Besides, in 2015 we conducted satisfactory salary bargaining negotiations to reflect the economic changes of the last few years in our personnel’s salaries, thus ratifying our commitment towards our employees and the unions that bring them together.

Addressing our need to rely on a qualified technical team for optimizing results, we conducted educational activities in our own technical training schools, with the aims of both contributing to the targeted programmed generational shift and adequately meeting ENARGAS requirements.

We continued developing ties with the communities in which we conduct our operations and where our facilities are located, within the scope of Corporate Social Responsibility and Sustainability. In 2015 a new edition of the Sustainability Report was issued, illustrating how the sustainability concept goes across the whole organization and the communities in which we conduct our business. We maintain our social investment programs as a support for our daily operations, creating value not only for our staff but for the community where we operate as well. To such purposes, we continued with several of our Corporate Volunteers Program.

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Our financial condition was affected by the deterioration of our operating income as a consequence of the delay of reasonable tariff increases in the Natural Gas Transportation segment and the drop of sales prices in the Liquids business. This scenario led us to adopt different measures to optimize cash flows and thus keep rendering a quality public service that meets the high standards outlined by the regulatory entities. We continued looking for ways of mitigating the exchange rate risk involved in TGS liabilities (assumed to finance the acquisition of our assets, 90% of which correspond to the Natural Gas Transportation segment). For such purposes, in 2015 we entered forward exchange transactions to hedge the exposure to the exchange rate risks related to our financial indebtedness.

To conclude, the Board of Directors Meeting held on January 13, 2016 approved the distribution of dividends in cash for an amount of Ps. 99.7 million, through the total application of the Reserve for Future Dividends created by the Ordinary Shareholders Meeting held on April 23, 2015, based on 2014 results.

Our Outlook to the Future

Our main target will be to recover the profitability of our businesses and to add value not only to our clients but to the community in which we render our services as well. This will consolidate our commitment to quality and will allow us to continue rendering a service as reliable as the one we have provided throughout our 23 years of existence.

It is worth underlining that in the Natural Gas Transportation segment in 2015 we achieved the implementation of the complementary Transitional Agreement that constituted the second tariff increase received by TGS after a tariff freeze of over 15 years. Although this increase is not enough and can only partially mitigate the economic situation of the Natural Gas Transportation segment, it represents a step forward towards the goal of a comprehensive and definite agreement on the tariff issue that will allow the renegotiation of the License under which we conduct our operations and the attainment of a sustainable tariff scheme. In 2016 we will work on ensuring compliance with and maintenance of the obtained transitional measures and we will also keep working towards the drafting of an agreement that develops a sustainable business structure.

We will also emphasize the need to obtain a tariff chart in line with the higher investments required to ensure pipeline system reliability and safety in view of the potential gas developments that in the midterm will increase the demand to which our transportation system capacity is exposed.

Hence, we will continue with the action required for the signing of the Integral Renegotiation Agreement initialized by TGS in October 2015. To that end, we will pursue both legal actions and

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administrative claims until we obtain a comprehensive, fair and reasonable tariff re-composition. The assignment of the Arbitration Claim rights allows us to comply with the requirements foreseen in the Integral Renegotiation Agreement when implemented, thus enabling us to finalize the renegotiation of our License.

This is of the utmost importance for TGS, as it will engage the commitment of all stakeholders towards ensuring the rendering of a quality public service.

We will also continue managing the expansion works in the pipeline system that the Argentine Government promotes by means of the Gas Trust Program and that will bring us revenues related to the works management and increase incomes related to the trust assets operation and maintenance. This means we will have to continue the proceedings started before the Argentine Government to adjust the CAU values that regulate the remuneration for the activity performed by TGS in connection with the operation and maintenance of the expansion works in accordance with the provisions of Executive Branch Decree No.180/05.

We will keep monitoring our financial condition at all times, striving for an efficient management of our resources, with the aim of achieving costs reductions that can offset the operative deficit of the Natural Gas Transportation segment.

The global scenario in the Liquids segment presents us with major challenges given its current situation and high complexity. This is attributable to the higher costs of natural gas in Argentina –affecting production competitiveness-, a products’ oversupply outlook and the slowdown of worldwide economies –which impacts on products’ sales prices-.  We will continue seeking alternative markets to commercialize our products at the highest profitability possible.

On the same topic, we will double our efforts and strengthen the action we started with the national authorities to bring their attention to the negative impact that LPG supply programs for the most needed sectors have on our operating incomes. Beyond the administrative appeals filed against the New Stabilization Program to safeguard our rights and mitigate the loss derived mainly from the supply of butane, we will analyze several measures to recompose the profitability and feasibility of these operations.

Given the international reference prices drop mentioned above, in the year 2016 we will have to intensify our efforts to ensure the availability of natural gas used as TPR at prices that allow its processing and later selling with profitable operating margins. Based on the excellent relations we have built with our suppliers since our beginnings, we will continue seeking to guarantee the supply of this raw material. Besides, the meetings to be held with the governmental authorities that took office last December will be of the utmost importance to address this issue as potential

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increases in natural gas purchase prices would further worsen the negative impact of the drop in the international reference prices mentioned above.

To promote our Other Services business segment, we will continue analyzing opportunities related to compression, treatment services and logistics in storage and dispatch facilities located in Puerto Galvan and optimizing the telecommunications service. We will also analyze the feasibility of non-conventional hydrocarbon basins projects.

We will remain true to our commitment to the continuous improvement of each of our processes in our daily operations, optimizing the use of resources and reducing operative costs. We expect to maintain the operative reliability level, as it represents a major commitment with our clients. We will take measures to restrain operation and maintenance cost increases, without affecting the reliability and availability of the natural gas transportation system. Subject to the result obtained from the crucial tariff re-composition of the natural gas transportation system and to the measures adopted by the National Government to preserve the profitability of the Liquids Business, we will continue with the implementation of different actions, such as risks management standardization and systematization in pipelines, compressor plants and processing facilities, and we will intensify the training initiatives that we offer to our staff on a permanent basis for their technical education and for an adequate resources management.

In the financial arena, we will continue decreasing our net financial liabilities stated in United States dollars through the partial amortization of our debt with final maturity in 2017. Also, to mitigate the risk of our local currency devaluation against the US dollar, we will continue assessing and conducting hedge transactions.

Once again, we would like to thank our shareholders for the permanent trust placed in our performance, our clients and suppliers for letting us participate in the management of their resources and our employees for their permanent cooperation, commitment and dedication. All of them have contributed to the positioning we have earned over our history of 23 years, and to the high performance standards that allow us to be at the forefront of the natural gas industry.

Ricardo I. Monge Chairman of the Board of Directors

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2.

Macroeconomic Scenario

2.1.

Argentine Overview

Argentine national and provincial elections were held in October 2015. Mauricio Macri was elected president of Argentina and took office on December 10, 2015-. Macri’s presidency is the first sign of political change after over a decade during which the Justicialist party was in power. Given the economic situation of the country at the beginning of the new presidential period, the Argentine government adopted a number of measures that seek to boost the economy and bring transparency to the exchange regime in effect at that time.

A great deal of exports tax withholdings have been reduced to 0% in the agricultural sector whereas the rate applicable to soy exports decreased from 35% to 30%. The foreign exchange system effective as of that date has also been deeply changed. We can highlight, among other measures, the following:

•

The request and registration of foreign exchange transactions under the “Exchange Transactions Consulting Program” of the Argentine Administration of Public Revenues (“AFIP”) has been rendered without effect. Thus, the mentioned tax entity’s approval is no longer required for the purchase of foreign currency.

•

Annulment of the prior approval requirement for import transactions (Anticipated Sworn Declaration of Imports). For all goods and services imports pending cancellation with custom clearance date prior to December 17, 2015 there is a schedule for access to the Single and Free Foreign Exchange Market ( “MULC” in Argentina, according to its initials in Spanish)

•

Restrictions for access to the Foreign Exchange Market have been eliminated.  A ceiling of USD 2,000,000 in aggregate per calendar month is established for the purchase of foreign currency for saving purposes.

A new head was appointed at the National Institute of Statistics and Censuses, the only entity in charge of the official issuance of statistics in Argentina.

Regarding macroeconomic indicators, according to official estimates, the economic activity of the year 2015 would present a slight increase of 0.8% versus 2014 mainly derived from domestic market dynamics. On the other hand, the industrial activity for the first 9 months of 2015 presented a drop of 0.6%, compared to the same period last year. The most relevant drops were recorded in the automobile sector (9.4%) and the textile industry (7.8%). On the other hand,

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activities such as oil refining and mining recorded increases of around 3.4% and 5.5%, respectively.

In connection with price indexes, according to official issuances, the overall level of the consumer price index (“IPC”, according to its initials in Spanish) for the period comprised between October 2014 and October 2015 (last information issued by the INDEC) recorded an increase of 14.3%, being the food and beverages and transportation and communication segments the most relevant data used for its determination. On the other hand, the wholesale prices index overall level showed an increase of 12.6% for the period comprised between October 2014 and October 2015. Meanwhile, and in light of the national statistics emergency declared by the Argentine government in January 2016 the INDEC released the considerations to be taken to use alternative price indexes until the mentioned entity resumes the issuance of its consumer price index, which is estimated as from August 2016.

The alternative indicators are the Consumer Price Indexes produced by the San Luis Province Statistics and Survey Office and the City of Buenos Aires Statistics and Survey Office. Said inter-annual price indexes as of December 2015 rose to 31.6% and 26.9%, respectively.

The salaries index recorded a 26.7% increase for the same period.

The sell exchange rate ended at Ps. 13.04 per United States dollars, thus representing a 52.5% increase with respect to December 2014.

The Argentine Central Bank (“BCRA”, according to its initials in Spanish) stock reserves decreased from US$ 31,443 million in December 2014 to US$ 25,267 million in December 2015.

Regarding foreign trade, in the first nine months of 2015 the trade balance recorded a surplus of 1,551 million dollars. Total exports totaled 47,263 million dollars against 45,712 million dollars disbursed in imports. The mentioned surplus represents a steep fall compared to the surplus recorded in the same period of 2014, which had amounted to 5,615 million dollars.

Tax revenues closed the year with an increase of 32.1% or 410,842 million pesos from Ps. 1,280 billion in 2014. Higher revenues are mainly attributable to increases of over 102,274 million pesos in Value Added Tax revenues (“IVA”, “VAT”), of Ps. 144,692 million in social security revenues and of Ps.114,388 million in income taxes.

Finally, accumulated government accounts as of October 2015 (last available information) show a primary national public sector deficit of Ps. 70,374.8 million and Ps. 154,233.3 million after the payment of public debt interests.

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2.2.

 International Scenario

According to the International Monetary Fund (“IMF”) world’s global growth is expected to be of 3.1% in 2015, i.e. 0.3% below the one recorded in 2014. The lower growth reflects a more pronounced slowdown in emerging countries markets, partially offset by a moderate improvement in advanced economies, particularly in the Euro zone.

Most emerging economies faced difficulties in the 2015, translated into high volatility in their financial markets and setbacks in the prices of the main products they trade. These factors led to great pressure to devaluate their currencies.  In the future, his situation is likely to make capital flows slower, which, added to a potential increase in the United States of America interest rate will deteriorate foreign financial conditions even further. The slowdown in China’s growth and the shrinking of exports to this Asian country are also worth mentioning, as they have led to a drop in raw materials prices.

The negative trend in the propane, butane and natural gasoline international reference prices, all of which we commercialize, started as from the fourth quarter of 2014 and continued throughout the 2015.  Beside the specific parameters that impact on these products’ international market, we cannot elude the unavoidable relation with crude oil price levels. The main factors that triggered these price decreases were higher production in the countries members of the Organization of the Petroleum Exporting Countries (OPEC) -and also in other countries- and a considerable deceleration of the worldwide growth of oil demand, mainly in Europe and in the Asian and Pacific regions. As a result, since December 2013 prices have shown the steepest drops recorded over the last eleven years, with decreases of 82.2%, 66.3% and 83.9%, for propane, butane and natural gasoline, respectively.

In addition to the factors mentioned above, we must also consider an oversupply of these products given the entrance into the market of new supplies from countries like Iran, United States and Libya as well as the geopolitical situation of natural gas and oil main producers.  The factors mentioned above might continue negatively affecting revenues in this business segment.

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2.3.

Natural Gas Industry in Argentina

Natural gas is the energetic source with greatest share in the national energy matrix.

Argentine energy matrix 2014

Hydroelectricity
11%
Coal
1%
Nuclear energy
2%
Oil
36%
Renewables
1%
Natural gas
49%

Source: BP Statistical Review of WorldPress (information corresponding to the year 2014).

In 2014 (last annual information issued by the Federal Energy Bureau), total natural gas production dropped to 41,483 millions of cubic meters, representing a 0,5% decrease with respect to the volumes produced in 2013. This decrease was the least severe over the last five-year period, throughout which both natural gas reserves and production have observed a negative trend. On the other hand, in the first eight months of the 2015, natural gas production increased by 6.8% compared to the same period in 2014.

These trend reversals derived from the performance of the greatest oil and natural gas producer in Argentina, YPF S.A. (“YPF”). Through this company, and by means of other measures to promote investment, the Argentine government seeks to recover our country’s energetic self –sufficiency, mainly through the development of its hydrocarbon field Vaca Muerta, which could contain one of the greatest non-conventional reserves of gas and oil and for which YPF has closed investment deals with several national and foreign companies.

Regarding the domestic natural gas supply, the Neuquén basin has reversed the declining trend observed in the last years, increasing its daily average supply related to the development of non- conventional gas reserves in the area, thus offsetting the declining performance of the other country’s gas basins.

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With respect to the imports of natural gas conducted by the Argentine Government from Bolivia within the framework of the agreement entered by both countries, it reached an average volume of 16,4 MMm3/d, slightly lower than the volume of 16,8 MMm3/d recorded in 2014. Likewise, LNG imports through the tankers located at the ports of Bahía Blanca and Escobar recorded an average volume of 15.1 MMm3/d in 2015, somewhat lower than the 16,2 MMm3/d recorded in the year 2014. On the other hand, the drop of the oil and byproducts prices has represented a significant decrease in the amounts paid by the Argentine government for these products.

We maintain expectations of future significant increases in local supplies as we expect that the main natural gas producers will join the Program to Foster the Injection of Natural Gas Surplus. By means of this program, companies of this sector are encouraged to present projects to increase the production and injection of natural gas for the domestic market, outlining a compensation for additional volume above the established volume of US$ 7.50 per BTU million. This measure not only constitutes an incentive to the investment in the exploitation of non-conventional natural gas fields, particularly in Neuquén by YPF, Pan American Energy L.L.C. and Petrobras Argentina S.A. – but also for the conventional exploitation of the different gas basins throughout the country, particularly the “off-shore” development in the Austral Basin.

3.

Our businesses in 2015

3.1.

Regulated Segment

Natural Gas Transportation

In 2015, revenues derived from this business segment amounted to Ps. 1,014.0 million, which represented an increase of Ps. 269.9 million compared to the Ps. 744.1 million obtained in 2014. This growth in revenues reflects the first tariff increases granted since 1999, within the framework of the Transitional Agreement approved by Decree No.1918/09, which were approved by Resolutions No.I-2852/14 and No.3347/15 issued by the ENARGAS, stipulating the following increases, respectively:

-

A graded increase of 8% as from April 1, 2014, a 14% accumulated increase as from June 1, 2014 and a 20% accumulated increase as from August 1, 2014.

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-

As from May 1, 2015 a transitional increase of 44.3% for the natural gas transportation services tariff, and of 73.2% in the CAU.

These increases, of minimum impact on the final consumer, were not enough to keep up with the sustained increase in operative costs. It should be mentioned that over the last 15 years, the Consumer Price Index has gone up by 582.6%, the Wholesale Internal Price Index has increased by 828.6% and the Salary Price Index has grown by 1,323.1% . These growths were addressed by the meager increases of 20% in 2014 and 44.3% in 2015, totaling an aggregate increase of 73.2% that has not been enough to offset the costs escalation nor to provide an effective support to the natural gas transportation service, which according to the national energy matrix is crucial for the country’s development and production.

In September 2015, with the aim of making progress towards the signature and implementation of the Integral Renegotiation Agreement, after the fulfillment of the condition foreseen in the loan agreement to Pampa -its mandatory cancellation-, TGS acquired the Arbitration Claim rights that include the power to suspend, control and waiver the claim.

The exercising of the Arbitration Claim rights will allow TGS to continue with the tariff renegotiation and comply with the conditions required for the signature and implementation of the Integral Renegotiation Agreement. Thus, in October 2015 TGS initialized the new text of the Integral Renegotiation Agreement at the UNIREN – amending the document subscribed in October 2011 and adjusting it to meet the provisions of ENARGAS Resolutions No.2852/14 and 3347/15.

However, the constant increase in the operative costs required for the rendering of a reliable transportation service and the lack of tariff adjustment have significantly deteriorated the operating results of the Natural Gas Transportation segment. Thus, we will continue pursuing the action required to obtain fair tariff adjustments that ensure revenues aligned to cost increases that allow us to keep rendering the public service.

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Evolution of macroeconomics and tariff variables

1000%
900%
800%
700%
600%
500%
400%
300%
200%
100%
0%
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
917.1%
828.6%
73.2%
Wholesale Price Index (*)
Exchange rate variation
Natural gas transportation tariff

Source: INDEC and Banco de la Nación Argentina.

(*)2015 data, corresponding to the period between October 2014 – October 2015 (last available information).

The daily natural gas average volume injected to the pipeline system operated by TGS was higher than the one recorded in 2014. In the 2015 winter, our pipeline system successfully met the demands generated by the winter season and the requirements of the regulatory entity, although the regulatory entity continued restricting the supply of natural gas to the industrial segment with the aim of redirecting and allocating the fluid to the users considered of highest priority, mainly residential, commercial and natural gas compressor stations. The restrictions affected both direct shippers who have natural gas transportation agreements with TGS, industries connected to the different distribution areas of the country and also those close to the fields. However, the mentioned industrial restrictions were lower as a result of the decrease of residential consumption due to higher temperatures than the previous year.

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TGS Gas Injection (Austral and Neuquina Basins)
MMcf/d
3,145.0
2,945.0
2,745.0
2,545.0
2,345.0
2,145.0
1,945.0
1,745.0
1,545.0
2,977.0
2,991.1
2,977.0
2,186.0
2,101.2
2,115.3
2,171.8
2,168.3
2,196.6
2,238.9
2,277.8
2,277.8
2,334.3
2,175.4
2,048.2
Jan
Feb
Mar
April
May
Jun
Jul
August
Sept
Oct
Nov
Dec
2015 Physical Capacity
2015 Injection
2014 Injection

We have made progress in the development of natural gas transportation expansion works started in 2006, which will allow the transportation of an aggregate incremental volume of 10,7 MMm3/d, of which 8,7 MMm3/d are already in service and backed by firm transportation agreements. For the rendering of transportation services TGS monthly receives the CAU, which has remained unchanged since its creation in the year 2005.

These expansion works –scheduled in gradual start-up stages- are developed and financed under the Gas Trust Fund Program, with the contribution of funds from third-party investors, natural gas producers and shippers with incremental transportation capacity, under a scheme that contemplates recovery through specific fiduciary charges, paid by all the shippers of the transportation companies and users with firm transportation service agreements. During the expansion works, TGS performs the role of Technical Manager of the works to be conducted on its own pipeline system.

The above mentioned expansion works involve the installation of over 200,000 HP of additional power in the Compressor Plants and the installation of 1,140 km of pipeline loops, including the new pipeline that goes through the Magellan Strait, which allows the feeding of the on- going and projected expansions by means of the Argentine reserves of the Austral Basin. These expansion works thus play a key role in increasing both the injection of natural gas to our pipeline system and our supply of this fluid.

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Financial and Operational Indicators of the Gas Transportation Segment

	2015	2014
	(in millions of Argentine pesos, except for where otherwise stated)
SELECTED FINANCIAL INFORMATION(1):
Net Revenues	1,014.0	744.1
Operating (Loss)/ income	(298.2)	(42.4)
Depreciation of Property, Plant and Equipment	194.6	189.5
Identifiable Assets	5,002.4	5,069.5
OPERATIVE STATISTICS
Average Capacity hired on a firm basis (in MMcf/d)	80.6	80.4
Average deliveries (in MMcf/d)	66.0	65.4
Annual Load Factor(2)	82%	81%
Load factor during winter(2)	74%	75%

(1) Information corresponding to consolidated financial statements.

(2) Corresponds to the ratio between the year average deliveries and the average firm capacity

(3) As of December 31, 2015 it includes (Ps. 324.390) corresponding to the cost of the acquisition of the Arbitration Claim Rights (Note 17 to the Consolidated Financial Statements.)

3.2.

Non-regulated segment

Liquids Production and Commercialization

En 2015, revenues related to this segment represented 68.7% of our total revenues, decreasing by Ps. 335.5 million, from Ps. 3,243.3 million recorded in 2014 to Ps. 2,907.8 million in 2015.

Exports market

Tons sold in the foreign market in 2015 added up to 339,441, thus being 26.172 higher than the 313,269 tons sold in 2014.

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Given the uncertainty in international market prices we started negotiations with certain international traders to enter firm agreements. Eventually, in October 2015 we could close a firm agreement with Geogas Trading that will expire on April 30, 2016, for the sale of 23,000 tons (“tn”) of propane and 10,000 tons of butane per month. This agreement improves the fixed charges obtained in spot sales and will provide some certainty for the trading of these products in the short term.

Regarding the natural gas exports agreement, in January 2016 we could close a firm agreement, for the term of one year, with Petróleo Brasileiro S.A. This agreement contemplates the delivery of 100,000 tons at international prices minus a discount per sold ton.

Given the drop of natural gas liquids international prices and in an effort to mitigate their effect, on December 29, the Argentine Ministry of Economy and Public Finances passed Resolution No.1077/2014, issued in the Official Gazette on December 31, 2014, and effective as from January 1, 2015, amending the withholding regime applied to natural gas exported by us. Said resolution outlined a new regime, that stipulates different withholding rates for natural gas liquids depending on whether the international reference price (“IP”) is lower than, higher than or equal to US$ 71 per barrel (defined as the Brent type oil reference price minus US$ 8 per barrel). When the IP is lower than US$ 71 per barrel, the withholding rate shall be of 1% and when it is higher than or equal to said amount, the rate will be determined by means of the following formula: (IP – 70) / 70 x 100 (as a result of this formula, the effective withholding is the excess of IP above the US$ 70 per ton).

Additionally, Resolution No.60/2015 of the Ministry of Economy partially amended Resolution Nº 127/08 stipulating, in connection with LPG products that, if the LPG product’s international price daily informed by the Federal Energy Bureau is below the reference price outlined for said product (US$ 464/tons for propane, US$478/ton for butane), the rate applicable for said products shall be of 1%. If the international price overcomes the reference price, the producer is only

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authorized to receive the maximum amount outlined in Resolution No.60/2015 of US$ 460/tons for propane, US$ 473/tons for butane, whereas the remainder shall be withheld by the Argentine government as export withholding tax.

Domestic Market

In 2015, we continued participating in the program to supply butane at subsidized prices, which has been amended by Executive Branch Decree N 470/2015, and later regulated by Resolutions No.49/2015 and No.70/2015 of the Federal Energy Bureau. By means of the above mentioned measures, the National Government created a New Stabilization Program that replaced the Price Stabilization Agreement signed in September 2008 among the producers and said entity (the “2008 Stabilization Agreement”). These amendments increased the prices and quotas corresponding to the supply of this product to the domestic market.

Although the introduced amendments imply an increase in TGS sales revenues related to these products, the participation in the New Stabilization Program forces us to produce and trade the LPG volumes required by the Federal Energy Bureau at prices still significantly lower than market values. This situation makes it impossible to cover production costs and derives in a negative operative margin. For that reason, throughout the 2015 we have presented administrative claims with the objective to protect our rights and mitigate the loss derived from the supply of LPG.

Positive changes have been introduced to the internal prices regime under which LPG is traded to those clients not reached by the New Stabilization Program. On March 16, 2015 the Federal Energy Bureau issued Resolution No.36/2015, which amended the formula for the calculation of the export parity, which derived in an increase in the prices at which LPG is traded in the local market as from April 1, 2015.

We managed to maintain ethane revenues at similar levels by means of complementary agreements to improve product availability and the application of the take-or-pay clause, although Polisur, our only client, gives preference to the lower-priced product offered by its other supplier, which has consequently displaced our sales and decreased our sold volumes.

The agreement with Polisur expired on December 31, 2015, so we are currently negotiating the terms and conditions of the new agreement that will be effective in the oncoming years, seeking to ensure the profitable commercialization of this product in line with this business context. Until

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the agreement is signed we will continue selling ethane to Polisur under the terms and conditions of the agreement effective until March 1, 2016, entered in December 2015.

We continue broadening the logistics services portfolio rendered at Puerto Galván facilities and we also improved the unitary tariffs applicable to them, generating additional revenues that mitigate the drop in margins.

Natural gas processing

In 2015 Liquids production dropped by 45,744 tons or 4.7% mainly due to lower ethane tons purchased by Polisur.

Within the context of the policy adopted by the Argentine Government to ensure supply to the national energy system, as in previous years there have been restrictions to the processing of natural gas at the Cerri Complex. This year, thanks to winter temperatures slightly higher than standard averages, restrictions were not higher than prior years.

The international reference prices drop and other adverse circumstances mentioned above have deepened the operating margins deterioration. We have been able to mitigate the negative effect thanks to internal factors such as the implementation of different measures that improved performance in the recovery of natural gas liquids at the Cerri Complex and also to the pursuit of commercial action to optimize profitability.

Regarding Resolutions I-1.982/11 and I-1991/11 issued by ENARGAS, which stipulated an increase of approximately 700% of the charge created by the Executive Branch Decree No.2.067/08 for the financing of natural gas imports, TGS pursued the legal action started to obtain the annulment of these resolutions on the grounds of their inadmissibility. In 2015, upon the expiration of the injunction dictated by the National Judiciary suspending the application of said measures, we obtained a new six-month extension that will expire in April 2016, when a further extension will be requested. The obtaining of this injunction allows us to keeping

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processing liquids without seeing this business’ profitability drastically reduced by the application of such duty.

The factors described above have changed this business segment’s revenues scheme, which had once mitigated the Natural Gas Transportation’s segment profitability deterioration as a consequence of the sustained cost increase not reflected in reasonable tariff adjustments. Regarding the Liquids business, and in light of the granted tariff increases, TGS continued participating in the domestic LPG supply programs at prices still significantly lower than market ones, without detriment to the action started to protect our rights and mitigate the loss originated by the participation in these programs that bring negative marginal contributions.

Financial and Operational Indicators of the Liquids Production and Commercialization Segment

	2015	2014
	(in millions of Argentine pesos, except for where otherwise stated)
SELECTED FINANCIAL INFORMATION(1):
Net Revenues	2,907.8	3,243.3
Operating Income	863.4	816.9
Depreciation of Property, Plant and Equipment	49.6	48.1
Identifiable assets	1,237.7	739.1
OPERATING STATISTICS:
Liquids total production (in thousands of short tons)	924.2	969.9
Gas Processing Capacity (in MMcf/d)	46.0	46.0
Storage Capacity (in short tons)	54,840	54,840

(1)

Information corresponding to consolidated financial statements.

Other Services and Telecommunications

This segment, which accounted for 7.3% of our total revenues in the year 2015, mainly comprises the rendering of midstream and telecommunications services. In 2015, although treatment and compression revenues decreased due to the expiration of some agreements, this impact was totally offset by the generation of new businesses related to engineering, construction, operation and maintenance of natural gas facilities. We also continued rendering managerial services in the execution of the expansion works started in 2006 under the Gas Trust Fund Program.

In the Telecommunications service rendered by Telcosur, in 2015 we continued with the business consolidation strategy, renewing the transmission agreements and closing new deals with both carrier and corporate clients.

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Financial and Operating Indicators of Other Services  and Telecommunications

	2015	2014
	(in millions of Argentine pesos, except for where otherwise stated)
SELECTED FINANCIAL INFORMATION(1):
Net Revenues	304.8	316.6
Operating Income	123.0	158.1
Depreciation of property, plant and equipment	17.1	16.7
Identifiable Assets	366.7	365.9
OPERATING STATISTICS:
Compression Capacity (in HP)	32,560	32,560
Treatment Capacity (in MMcf/d)	3.2	3.2

(1)

Information corresponding to consolidated financial statements

4.

Conduction of Operations and Safety

In 2015 our pipeline system satisfactorily met the demands generated by the winter season and the requirements of the regulatory entity.  To that end, we carried out several maintenance, prevention and inspection tasks.

Among them, we conducted in-line inspections throughout 1,944 kilometers of pipeline, using several technologies to identify, assess and control threats to the integrity of pipelines- such as external corrosion, material and geometrical defects, among others.

In November 2015 we started recoating works in the proximities of Cipolleti, Río Negro, a 4-kilometer work in the Neuba I pipeline, successfully finished in January 2016.

Within the “Stress Corrosion Cracking” assessment and mitigation plan, we applied the susceptibility model to the Neuba I recoating section, implementing 11 cracking verification wells. Additionally, to assess this threat we completed fluency tests along 38 kilometers of the Gaviotas – General Cerri pipeline section, in which no rupture occurred during the testing process. Finally, to continue our research and feed our Susceptibility Model, we conducted a 365-km inline inspection with magnetic technology to identify hard spots in the pipe material (Hard Spot), technology used for the first time in our country.

 On the other hand, according to the analysis and planning carried out by the pipeline integrity team, we conducted a campaign for the survey and repair of 59 external corrosion and/or geometrical failures.

Regarding Cathodic Protection, to hinder the advance of corrosion we continued strengthening the system with the installation of 6 new units and 8 lens reinforcements. On the other hand, regarding the remotely-operated gauging of cathodic protection units, 37 units have been updated and linked to the SCADA system (“Supervisory Control and Data Acquisition”). This optimizes

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the monitoring process, saving time and resources allocated to this critical task in our company operations. In addition, regarding integrity inspections we conducted a diagnosis plan to verify the state of insulation coating in 451 km of pipeline, not having detected critical failures.

With the purpose of minimizing risks on the Buenos Aires ring section extending from General Rodríguez to General Pacheco, the area with greatest demographic concentration along the system, we conducted quantitative risk assessments to assess and define the implementation of adequate mitigation measures. We also implemented several preventive measures, such as:

•

The installation of a sub-base at the Pacheco plant, which allows exclusive attention to this pipeline section and more intensive patrolling tasks in the area;

•

Filling works of 5 casing pipes in special crossings along the pipeline system, to mitigate  the corrosion phenomenon;

•

Stronger presence of signage and implementation of a program for visits to our facilities and broadcasting of our activities in several municipalities crossed by the pipeline.

Besides we have started two significant risk mitigation works in this area, such as the installation of an odoriferous unit at the Rodríguez plant, which will odorize gas from that point up to the Pacheco Plant. On the other hand we will start the installation of 800 meters of pre-stressed material tiles in a sensitive segment of the pipeline, to reinforce the protection of both the facilities and their surroundings.

To conclude, we are completing the implementation of a Semi-Quantitative Risk Analysis System, which will allow us to conduct a thorough and complex analysis of the pipe system, detecting and optimizing activities for the assessment and analysis of threats to integrity, as well as the consequences and impact on the environment, population and business, which will support the creation of integrity programs.

5.

Environment and Quality

Our Integrated Management System (“IMS”) allows us to monitor our Health, Safety, Environmental Care and Quality Policy, (“SSMAC” or “HSEQ” according to its initials in Spanish and English, respectively) one of the cornerstones of our performance, in a more efficient manner. As a result of our endless efforts to consolidate continuous improvement processes, in 2015 we kept the certification of our HSEQ Integrated Management System in accordance with ISO 14,001, ISO 9001 standards and OHSAS 18001.

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In the reported period, we have implemented improvements to the IMS tool, structured to support the Integrated Management System. The improvement consists in the creation of the “Environmental Permits” module that allows an efficient follow-up to the advance status of facilities’ permits and documentation.  This module is part of the improvement implemented in the permit management process that is evidence of our commitment to compliance with legal requirements related to environmental management.

In 2015 we added the concept of sustainability to our Strategic Map, seeking to achieve a cultural change in our people, through permanent training and the development of systems based on Best Practices. The aim of this cultural change is to improve relations with authorities, review internal environmental processes and implement a preventive management approach.

Additionally, from the Health, Safety, Environmental Care and Quality Department we have increased the implementation of environmental follow-up indicators aligned to the GRI 3 protocol (Global Reporting Initiative), we strengthened TGS participation in the Argentine Corporate Council for Sustainable Development (“CEADS”, according to its initials in Spanish ) and the Gas and Petroleum Argentine Institute (“IAPG”, according to its initials in Spanish), we launched an environmental awareness campaign and jointly with the Pipeline Department we are working on the preparation of four Pipelines Environmental Protection Manuals, to provide contractors with environmental guidelines to follow during their works.

6.

Health and Safety

In this year we strengthened the processes designed to reach our zero-accident target. In connection with it, we continued the Preventive Management Program (“PMP”), focusing on practical training to new employees.

Through the implementation of Safe and Healthy Work workshops we consolidated the concepts of Human and Organizational factors in the prevention of incidents.

We started with the implementation of our Integral Ergonomic Program, in compliance with new resolutions in this field, for which our professionals participated in updating workshops and conducted specific studies in different work positions.

On the other hand, within the framework of Assets Management, we completed the first stage that involved the assessment of plants, bases and sectors as scheduled, and the improvement implementation stage has already started.

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7.

Health

Within the framework of a cultural change process that promotes health self-management, this year we once again conducted the Health Day at all our facilities.

In terms of Medical Emergencies coverage, in 2015 we added Río Colorado and Ordoqui plants to the list of cardio-protected spaces, whereas General Conesa, Galvan, the Cerri Complex and the main office were re-certified. With these two additions, the number of cardio-protected sites already rises to eight. We also implemented a special evacuation device at the Ordoqui, Río Colorado and Bajo del Gualicho plants, which are far from populated cities.

TGS continued promoting and participating in awareness meetings that place a special focus on the welfare of the communities where we conduct our activities.

8.

Human Resources

In 2015 we continued implementing several initiatives to support and strengthen TGS’s value proposal. The initiatives focused mainly on the following cornerstones: labor climate, labor relations, compensations and benefits, technical training, and assets management and safety.

During this year, we conducted salary bargaining and conventional negotiations that derived in agreements subscribed by all the unions. These agreements were presented to the national authorities for their approval and introduction into the current collective agreements. Thus, we ratified our permanent commitment to listening, dealing with and providing responses to the issues addressed by each union entity.

Striving to keep competitiveness and internal equity, during the year we reviewed and updated our employees’ salary structures and their benefit programs.

In 2015, as part of the “Opportunities” Internal Promotions Program, we continued offering development and growth proposals to our employees. Since the beginning of this program, almost 75 positions have been covered with internal staff.

Addressing the persistent need to rely on qualified personnel in the technical areas of expertise required by our operations, we have continued working on the development of several technical training schools and the preparation of technical educational material.  Over the last years we have devised and run a range of technical schools based on the following fields of knowledge: cathodic protection, valves, pipeline operation, welding, gas turbines, centrifugal compressors, lube and seals oil, mechanics, electricity (Levels I and II) and instrumentation (Levels I and

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II),compressor plants operations, chromatography, liquefied gas pumps and compressors. This year, we have added Hygrometers, Work Inspectors and Duct Integrity. These areas of expertise can be learned at three technical training centers (Gutiérrez Operative Base, General Cerri Complex and General Conesa Compressor Plant). This year we also started working with Communities Skill Practices in the following fields: Mechanics, Instrumentation, Anticorrosive Protection, among others.

With a team made up by professionals from the areas of IT, Operations and Human Resources, we concluded the design and implementation of the first version of the Compressor Plants Simulators, which will provide tools and training to the facilities’ operators in a testing environment that simulates the different operating conditions that arise in daily activities.

In the year 2015, 280 employees took part in the activities conducted at the Training Centers, and 872 teaching hours were imparted. The imparted teaching will ensure the successful generational shift of our workforce and will also allow us to meet the ENARGAS requirements in terms of technical qualifications of the staff for the purposes of operational reliability.

We conducted our annual Work Climate Survey, reaching all our employees. This year we added a new section that enquires about employees’ perception on the topic of training and development and two items to assess climate and managerial performance. The different Climate Committees keep working on each of the areas and at an organizational level, seeking to promote improvement proposals that contribute to strengthen commitment and enhance organizational climate.

In November, we were once again awarded by the entity “Great Place to Work” for being one of the best companies to work for in Argentina, ranking 13th within the category of 251- 1000 employee companies, based on the result of the survey conducted in 2014.

We have kept and improved our health prevention and promotion program known as “More for you”. Its three main axes are physical activity, stress management and healthy eating habits and it is supported by a virtual nutritional consultation with the aim of promoting healthy habits and decreasing risk factors.

From the Assets Safety area, after outlining a detailed map of the needs and realities of each operative sector in terms of physical safety and electronic security, we designed a scheme of improvements implementation in this topic, with the objective to increase our people and our corporate assets’ safety.

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We have implemented ORIENTA2.0. This project was born as an offspring of the “SOS Joven” Program, the program devised for our employees’ sons and daughters between 16 and 25 years old to support them in decisive moments such as the choosing of a career, the course of their studies, their entrance to the labor market. The orientation workshop grew as a central proposal and between September and October 2015 we launched a new modality to help the children of our employees in the process of choosing their careers, the ultimate decision that will determine their future. It is a long-distance virtual workshop, so that the youths who are in the final years of their high school education and that have not been part of the workshop before, can receive orientation and help from their houses, without abandoning their daily activities, in a modern and innovating format. Over the course of five weeks, young people from different locations participated in ORIENTA2.0 first edition.  Over the program’s weekly modules, the protagonists interacted with career orientation professionals, psychologists specialized in vocational, educational labor orientation and with their peers, participated in self -searching activities, discussed their projects, conducted studies into areas of investigation and searched for information.

9.

Towards sustainability

In 2015, we presented the fifth consecutive edition of our Sustainability Report, with the information comprising the period 2013-2014 in connection with policies, guidelines, and implementation of action that reflect our commitment to sustainability.

This report sums up the action we pursue with a focus on the environment, the community and the search for solutions for our stakeholders and proposals in the Strategic Map. It constitutes a communication tool that shows how the sustainability process cuts across all our company areas and relates to the operative aspects of our business.

It shows how we work at TGS from all sustainability viewpoints:  corporate governance, business sustainability, respect for the environment, improvement in the quality of life of our employees and cooperation with the communities with which we daily interact.

The challenge implies not only offering quality products and services that generate profit and employment, but also contributing in the search for solutions to the problems that affect our stakeholders.

On the other hand, our social investment programs relate us to our nearby communities through our Trade Training Programs and our Corporate Volunteering Program.

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The training workshops conducted in Bahía Blanca enabled students of the La Piedad Institution to carry out professional practices at our Cerri Complex. The scope of the trade workshops has been extended to neighborhoods in the surroundings of Bahía Blanca, thus taking the school to the neediest communities. Over 500 young and adults have been trained in courses such as lathing, electricity, woodwork, among others.

The Corporate Volunteers Program relates our employees to the communities near our facilities, so that with our endorsement they are able to develop improvement programs at community institutions and non-governmental organizations.

Along with Cruzada Patagónica, TGS implements substantial improvements in the supply of water for the school located at the valley of Cholila Río Negro, an educational space for indigenous communities. Loans are granted to families for the development of orchards in greenhouses, with the aim of promoting better eating habits and commercializing their production.

The extensive geographical layout of our facilities presents us with the challenge of unifying globally applicable criteria without neglecting the particular needs of each place, but the strategic role that our service plays in this segment allows us to pursue clear growth goals with our eyes set to the future.

Our vision emphasizes the concept of sustainability in the conduction of our daily operations and the creation of value in a sustainable manner, with our energy focused on our organization, well-informed and prepared, through an environmental analysis and the promotion of the changes required to overcome new challenges.

We believe that we transport much more than gas: we transport the energy that the country needs to grow and improve people’s quality of life.

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10.

Our Finances

As of December 31, 2015 our company’s total indebtedness added up to Ps. 3.333,8 million. The breakdown of this debt is presented below:

Our indebtedness’ maturity profile is as follows

In the financial field, our actions are centered on mitigating the negative impact of the increase of the exchange rate between the Argentine peso and the United States dollar on our indebtedness, which is almost fully denominated in United States dollars and was assumed mainly to finance the acquisition of our assets, 90% of which correspond to the Natural Gas Transportation segment.

Accordingly, to cover exposure to the exchange rate risk, we entered forward exchange transactions in United States dollars with world-class financial entities and at the ROFEX. As of December 31, 2015, an aggregate outstanding amount of US$ 52.5 million remained covered by the mentioned forward transaction agreements, with expiration date in May 2016.

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It should be noted that on December 17, 2015, by means of Communication “A” 5850 the BCRA introduced significant amendments to the exchange rate system in effect as of that date, for further information see “2.- Macroeconomic Scenario – Argentine Overview”. As a consequence of the lifting of the restrictions to access to the exchange rate system through the stipulations of said  communication, the exchange rate relation between the Argentine peso and the United States dollar  increased by approximately 36%. Due to the fact that our net liabilities are denominated in US dollars, said increase has impacted negatively on TGS results in 2015. For that reason, in the financial field the company strategy will be oriented at measures devised to mitigate the exchange rate risk on its financial liabilities in dollars.

11.

Analysis of Financial Condition and Results of Operations for the year ended December 31, 2015

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Company's consolidated financial statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015 and 2014. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and the International Financial Interpretations Committee (“IFRIC”) adopted by the Comisión Nacional de Valores ("CNV") through the provisions of Title IV, Chapter I, Section I, Article 1 – B.1 of the Rules of the CNV ("New Text 2013" or "NT 2013").

The Company’s consolidated financial statements for the years ended December 31, 2015, 2014, 2013 and 2012 have been subject to an audit performed by Price Waterhouse & Co. S.R.L.

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11.1.

Results of Operations

The following table presents a summary of the consolidated results of operations for the years ended December 31, 2015 and 2014:

Overview

Comprehensive loss for the year ended December 31, 2015, totaled Ps. 172.1 million, or Ps. 0.217 per share (Ps. 1.083 per ADS), compared with the net comprehensive income of Ps. 105.0 million, or Ps. 0.132 per share (Ps. 0.661 per ADS), recorded in 2014.

The negative variation in the comprehensive net results for fiscal year ended December 31, 2015, was mainly attributed to the decrease in the operating profit amounting to Ps. 244.4 million (26.2% below that of 2014) and the net financial results to Ps. 208.5 million (27.2% below that of 2014).

The Ps. 298.2 million operating loss in the Natural Gas Transportation business segment was related to constant costs increases. Over the past 15 years, the Consumer Price Index has increased by 582.6%, while the Wholesale Price Index rose 828.6% and the Salary Index jumped by 1,323.1%, in contrast with two minor tariff increases of 20% in 2014 and 44.3% in 2015, which were not enough to effectively support the Natural Gas Transportation service which, considering the Argentine energy matrix, is strategic for the development of the Argentine economy. Net revenues from the Natural Gas Transportation business segment increased Ps.

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269.9 million, mainly due to the two tariff increases authorized by the National Gas Regulatory Body (“ENARGAS”) through Resolutions No. I-2852/14 of April 7, 2014 (the “Resolution I-2852”), and Resolution No. I-3347/15 dated June 5, 2015 (the “Resolution I-3347”), mentioned above. It is worth highlighting that both tariff increases, with a minimum impact on end-users, have been the first granted since 1999.

In addition, the Natural Gas Transportation business segment was negatively impacted by the loss of Ps. 324.2 million related to the acquisition of the rights and obligations (the "Rights of the Arbitration Proceeding") due to the lawsuit initiated by Enron Creditors Recovery Corp. and Ponderosa Assets LLP against the Argentine Republic in The International Centre for Settlement of Investment Disputes ("ICSID") of the World Bank ("the ICSID claim") related to the loan granted by TGS to Pampa Energía S.A. in October 2011. The exercise of the Rights of the Arbitration Proceeding enables TGS to continue the tariff renegotiation process provided by the Government - in accordance with Law No. 25,561 -, and complies with the conditions to sign and implement the Integral Renegotiation License Agreement (the “Integral Renegotiation Agreement”) and the new rate schedule resulting from the comprehensive tariff review process provided therein.

The sustainable recovery of the Natural Gas Transportation business segment will depend on the implementation of the Integral Renegotiation Agreement. To that end, and as mentioned above, the acquisition of the Rights of the Arbitration Proceeding will enable TGS to comply with the requirements expected in such agreement. In case the National Government considers convenient, the Integral Renegotiation Agreement could be signed in the short term, given that TGS has accepted the new draft of the document previously initialized in October 2015, which will permit to obtain a reasonable and fair tariff scheme.

 Net revenues in the Production and Commercialization of Liquids business segment reached Ps. 2,907.8 million in the fiscal year ended December 31, 2015, a 10.3% decrease (or Ps. 335.5 million) in comparison with the fiscal year 2014. This negative variation was due to the decrease of the reference international prices by approximately 50%. This sales decline was partially compensated by the reduction on the tax on exports rates.

Furthermore, the Hogares con Garrafa Program, which was created by the National Government for the internal supply of butane in bottle at a subsidized price. Under this program, TGS is obliged to sell butane at a price lower than the cost of the natural gas, thus generating a loss of approximately of Ps. 100 million in 2015.

Net financial expenses rose to Ps. 974.2 million at the close of December 31, 2015, compared to Ps. 765.7 million reported in the previous year, representing a negative variation of Ps. 208.5 million, or 27.2%.

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Net Revenues

Natural Gas Transportation

The Natural Gas Transportation business segment represented approximately 24% and 17% of TGS’ total revenues during 2015 and 2014, respectively. The Natural Gas Transportation revenues are mainly derived from firm contracts, under which pipeline capacity is reserved and paid, regardless of actual usage by the shipper. The Company also provides interruptible natural gas transportation services subject to availability of the pipeline capacity. In addition, TGS renders operation and maintenance services of the Natural Gas Transportation facilities, which belong to certain gas trusts (fideicomisos de gas) created by the Argentine Government in order to expand capacity in the Argentine natural gas transportation pipeline system. In addition, in November 2005, ENARGAS created the Charge for Access and Use (“CAU”) to compensate TGS for the operation and maintenance of the Natural Gas Transportation assets, mainly related to the pipeline expansions owned by the Gas Trusts. Since its inception in 2005, the CAU has only been adjusted in June 2015 through ENARGAS resolution No. I-3347/15, failing to offset the increases related to operating costs since its creation.

Within the framework of the Transitional Agreement approved by Decree No.1918/09, TGS received tariff increases which were not enough to effectively support the increasing operating costs in the Natural Gas Transportation business segment. Over the past 15 years, the Consumer Price Index has increased by 582.6%, while the Wholesale Price Index rose 828.6% and the Salary Index jumped by 1,323.1%, in contrast with two minor tariff increases, which were not enough to effectively support the Natural Gas Transportation service which, considering the Argentine energy matrix, is strategic for the development of the Argentine economy.

Net revenues from the Natural Gas Transportation business segment increased Ps. 269.9 million, mainly due to the two tariff increases authorized by the National Gas Regulatory Body (“ENARGAS”) through Resolutions No. I-2852/14 of April 7, 2014 (the “Resolution I-2852”), and Resolution No. I-3347/15 dated June 5, 2015 (the “Resolution I-3347”), mentioned above. It is worth highlighting that both tariff increases, with a minimum impact on end-users, have been the first granted since 1999.

These tariff increases were approved by Resolutions No.I-2852/14 and No.3347/15 issued by the ENARGAS, stipulating the following increases, respectively:

-

A graded increase of 8% as from April 1, 2014, a 14% accumulated increase as from June 1, 2014 and a 20% accumulated increase as from August 1, 2014.

36

-

As from May 1, 2015 a transitional increase of 44.3% for the natural gas transportation services tariff, and of 73.2% in the CAU.

Natural Gas Transportation revenues for 2015 increased Ps. 269.9 million. The increase is mainly due to: (i) the impact of the new rate schedules of natural gas transportation tariffs approved mentioned above, necessary but not sufficient to achieve its stabilization until the Integral Renegotiation Agreement is signed, and (ii) higher natural gas transportation services to export customers.

Production and Commercialization of Liquids

Liquids Production and Commercialization revenues accounted for approximately 69% and 75% of the total revenue in the years ended December 31, 2015 and 2014, respectively. Liquids Production and Commercialization consists of natural gas processing activities conducted at the Cerri Complex, located near the city of Bahía Blanca, Province of Buenos Aires, where all of TGS’s main natural gas pipelines connect, and where ethane, propane, butane and natural gasoline are recovered. TGS sells its production of liquids in the domestic and the international markets. TGS sells part of its production of propane and butane to liquids marketers in the domestic market. The remainder of these products and all of its natural gasoline are exported at current international market prices. Ethane is entirely sold in the domestic market to PBB-Polisur S.A. at agreed prices.

The Production and Commercialization of Liquids segment revenue increased by Ps. 2,907.8 million in 2015 mainly due to the decline in international prices, which started in the fourth quarter of 2014 and have continued thus far in 2015. This negative effect was partially offset by the increase in the foreign exchange rate of the Argentine peso compared to the U.S. dollar and the increase in the export volumes sold by TGS’ own account.

Total volumes sold showed a slight decrease of 0.5% in the year ended December 31, 2015 over the previous year.

It is noteworthy that during the first quarter of 2015 the Argentine government introduced amendments to the scheme of supply of LPG bottles and the determination of the export parity price, both for sale in the local market. Those measures have effect as from April 1 2015.

The new stabilization program, determines a maximum price of reference to members of the supply chain in order to ensure supplies to residential low-income users. Under this program,

37

TGS is obliged to supply butane at a subsidized price (much lower than the market price). In addition, payment of compensation was established producers to be paid by a trust created for this purpose.

Although the introduced amendments imply an increase in TGS sales revenues related to these products, the participation in the New Stabilization Program forces us to produce and trade the LPG volumes required by the Federal Energy Bureau at prices still significantly lower than market values. This situation makes it impossible to cover production costs and derives in a negative operative margin.

In addition, on March 16, 2015 the Federal Energy Bureau issued Resolution No.36/2015, which amended the formula for the calculation of the export parity, which derived in an increase in the prices at which LPG is traded to those clients not reached by the New Stabilization Program.

Regarding the supply of propane for distribution networks, TGS has complied with the agreement entered in 2003 with the National Government and the LPG producers although the corresponding extension to the period May 2015 - April 2016 was not in force. It is important to mention that during 2015, TGS performed all necessary steps to inform the national authorities the delay which exists in the collection of the compensation received by the Company for its participation in this agreement.

Other Services

Midstream services include natural gas treatment, separation, and removal of impurities from the natural gas stream, as well as natural gas compression, rendered at the wellhead typically for natural gas producers. In addition, TGS provides services related to pipeline and compression plant construction, operation and maintenance of pipelines and compressor plants services, as well as steam generation for electricity production. Telecommunication services are rendered through Telcosur S.A., a company controlled by TGS. Telcosur S.A. that provides services as an independent carrier of carriers to leading telecommunication operators and corporate customers located in its service area.

Other Services revenues slightly decreased by Ps. 11.8 million in 2015 compared to 2014. This decrease was primarily due to lower revenues related to telecommunications and compression and treatment of natural gas services. These effects were partially offset by higher revenues generated by the management of expansion works pipeline system carried out by the trust created for this purpose in 2006 and steam generation services.

38

Operating Costs, Administrative and Selling Expenses

Operating costs, administrative and selling expenses decreased approximately Ps. 173.4 million, or 5.1% in 2015, compared to the last year. This variation is mainly attributed to lower tax on export charges given the enactment of the amendments to its calculation methodology from the first quarter of 2015. According to the provisions of Resolutions No. 1,077/2014 of the Ministry of Economy and Finance and No. 60/2015 issued by the Federal Energy Bureau, a variable withholding regime is available with a minimum nominal rate of 1% for liquefied petroleum gas (“LPG”) and natural gasoline. This effect was partially offset by: (i) higher labor costs, (ii) higher costs related to the acquisition of natural gas for the Cerri Complex, and (iii) higher repair and maintenance costs of property, plant and equipment, among others.

Other Operating Results

Other Operating Results showed a negative variation of Ps. 340.4 million mainly due to the accounting treatment of the acquisition cost of the Rights of the arbitration proceedings, after having fulfilled the necessary condition for the cancellation of the loan granted to Pampa in October 2011.

The exercise of the Rights of the Arbitration Proceeding enables TGS to continue the tariff renegotiation process provided by the Government, and complies with the conditions to sign and implement the Integral Renegotiation License Agreement (the “Integral Renegotiation Agreement”) and the new rate schedule resulting from the comprehensive tariff review process provided therein.

Net Financial Expenses

Net financial expenses rose to Ps. 974.2 million at the close of December 31, 2015, compared to Ps. 765.7 million reported in the previous year, representing a negative variation of Ps. 208.5 million. The breakdown of the net financial expenses is the following:

39

This variation was mainly due to the impact of the higher exchange loss (Ps. 318.1 million) as a result of the lifting of foreign exchange restrictions in force until December 17, 2015. The selling exchange rate was US$1.00 = Ps. 13.04 as of December 31, 2015 representing an increase of 52.5% (or $ 4.49 per US dollar) in comparison with the closing as of December 31, 2014. Meanwhile, during the year 2014 this selling exchange rate had increased by 31.1% (or $ 2.03 per US dollar) for the listed price at year-end 2013.

In addition, lower interest generated by financial investments as a result of lower capital investment during fiscal year 2015 contributed to the negative variation of the financial expenses.

This effect could be partially offset by the positive result obtained by the US dollar foreign purchase contracts agreed by the Company and financial institutions to mitigate the foreign exchange risk on its net liability position denominated in US dollars.

Income tax gain / (expense)

For the year 2015, the Company reported a income tax gain of Ps. 113.6 million, in comparison with the a loss of Ps. 64.8 million in the year 2014. This positive variation is due to the tax loss generated in the year 2015 as opposed to the taxable income for the year 2014.

40

11.2.

 Liquidity

The Company’s primary sources and application of funds during the years ended December 31, 2015 and 2014 are shown in the table below:

Cash flows provided by operations for the year ended December 31, 2015 decreased by Ps. 529.7 million mainly due to lower cash flow from Production and Commercialization of Liquids and Other Services segments. In addition, these two business segments increased their balances receivables at year-end 2015, and this situation was partially regularized in early 2016.

Regarding cash flows from investing activities, they increased by Ps. 56.1 million. This was mainly due to the increase in the cash flows used for the acquisition of property, plant and equipment necessary to perform the maintenance on the pipeline system operated by the Company.

Meanwhile, cash flow used in financial activities decreased as a result of lower debt cancellations (according to the contractual schedule) and dividend payments made during the year 2014 while during the year 2015, there were no payments.

TGS decided a payment of cash dividends of Ps. 99.7 million approved at the Board Meeting held on January 13, 2016 by means of the total dissolution of the Reserve for future dividends according to the powers delegated by the Ordinary and Extraordinary Meeting of Shareholders held on April 23, 2015.

41

11.3.

 Fourth quarter 2015 vs. Fourth quarter 2014

The following table presents a summary of the consolidated results of operations for the fourth quarters ended December 31, 2015 and 2014:

During the fourth quarter of 2015 the Company recorded a comprehensive loss of Ps. 160.9 million, as opposed to comprehensive income of Ps. 27.2 million recorded in the fourth quarter of 2014.

Total net revenues increased by Ps. 246.4 million for the fourth quarter of 2015, or 21.6% over the same period last year.

The Natural Gas Transportation business segment revenue rose by Ps. 77.5 million in the fourth quarter of 2015, compared with the same period of the previous year, and is mainly due to the impact of the tariff increase authorized through the Resolution I-3347/15 as from May 1, 2015.

The Production and Commercialization of Liquids segment revenue increased by Ps. 171.0 million in the fourth quarter of 2015 (19.6% compared with the same period of the previous year), and was mainly due to the increase in the foreign exchange rate of the Argentine peso compared to the U.S. dollar and the revenue derived from the take-or-pay volume of ethane which was not taken by the client.

42

Other Services revenues slightly decreased by Ps. 2.1 million in the fourth quarter of 2015 compared to the same period of 2014. This decrease was primarily due to lower revenues related to services rendered to the gas trust constituted to carry out expansions in the natural gas transportation system and compression and treatment of natural gas services. These effects were partially offset by higher revenues from steam generation for electricity production.

Cost of sales and administrative and selling expenses decreased by approximately Ps. 13.6 million in the fourth quarter of 2015 from the same period of 2014. This variation is mainly attributed to a lower tax on export charges, as mentioned above. This positive variation was partially offset by higher labor costs, higher variable costs related to the Liquids Production and other operating costs.

Other negative operating results recorded in the fourth quarter of 2015 increased by Ps. 11.1 million compared to the same quarter in the previous year. This negative variation was mainly explained by higher charges to provisions for contingencies in the fourth quarter of 2015.

During the fourth quarter of 2015, the negative financial results increased Ps. 547.5 million from the same period of 2014. This variation was mainly due to the impact of the higher exchange loss as a result of the lifting of foreign exchange restrictions in force until December 17, 2015. This effect could be partially offset by the positive result obtained by the US dollar foreign purchase contracts agreed by the Company and financial institutions to mitigate the foreign exchange risk on its net liability position denominated in US dollars.

43

11.4.

 Consolidated Statements of Financial Position

Summary of the consolidated statements of financial position information as of December 31, 2015, 2014, 2013 and 2012:

11.5.

Consolidated Statement of Comprehensive Income Summary

Summary of the consolidated statements of comprehensive income information for the years ended December 31, 2015, 2014, 2013 and 2012:

44

11.6.

Statistical Data (physical units)

11.7.

Comparative ratios

11.8.

TGS share market value in Buenos Aires Stock Exchange at closing of last business day

	2015	2014	2013	2012	2011
January	7.60	4.13	3.10	2.78	4.79
February	9.10	4.20	2.56	2.75	4.45
March	12.70	4.58	2.82	2.88	3.90
April	12.00	5.14	3.04	2.63	4.50
May	10.80	6.45	2.91	2.62	3.10
June	11.40	5.57	2.60	2.20	3.22
July	11.10	6.08	3.06	2.30	3.14
August	11.65	7.04	3.35	2.27	3.20
September	10.90	10.00	3.80	2.12	2.85
October	16.70	8.78	4.15	1.90	3.20
November	17.70	9.00	4.36	1.92	2.80
December	17.05	7.80	3.80	2.22	2.75

45

12.

Board of Directors’ Proposal regarding the destination of results

The breakdown of the retained earnings as of December 31, 2015 is as follows:

In thousands of Argentine pesos
Balance of the Future Capital Expenditures and Other financial Expenses Reserve approved by the Shareholders’ Meeting held on April 23, 2015	175,000
Balance of the Reserve for future dividends approved by the Shareholders’ Meeting held on April 23, 2015 Total Comprehensive Loss for 2015	99,734 (172,109)
Total	102,625

The reserve for future dividends was completely consumed by the distribution of dividends approved at the Board of Directors’ Meeting held on January 13, 2016. Therefore, the remaining balance to distribute amounts to Ps. 2,891. The Board's proposal is to allocate Ps. 2,891 to the Reserve for Future Capital Expenditures account.

Autonomous City of Buenos Aires, February 24, 2016

Ricardo I. Monge

Chairman of the Board of Directors

46

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

 (Stated in thousands of pesos as described in Note 3 except for weighted average of outstanding shares and basic and diluted earnings per share)

Notes	2015	2014
Revenue from sales	7	4,226,569	4,303,971
Cost of sales	8.h.	(2,759,905)	(2,565,535)
Gross profit		1,466,664	1,738,436
Administrative expenses	8.i.	(201,636)	(163,484)
Selling expenses	8.i.	(241,330)	(647,359)
Other operating income [(1)]	8.k.	(335,451)	4,921
Operating profit		688,247	932,514
Net financial results			
Financial income	8.j.	552,568	463,151
Financial expenses	8.j.	(1,526,731)	(1,228,801)
Total		(974,163)	(765,650)
Share of profit from associates	10	254	2,890
Net (loss) / income before income tax		(285,662)	169,754
Income tax gain / (expense)	13	113,553	(64,766)
Total comprehensive (loss) / income for the year		(172,109)	104,988
Total comprehensive (loss) / income attributable to:			
Owners of the Company		(172,109)	104,983
Non-controlling interests		-	5
		(172,109)	104,988
Weighted average of outstanding ordinary shares		794,495,283	794,495,283
Basic and diluted (losses) / earnings per share		(0.22)	0.13

[(1)] For the year ended December 31, 2015 includes (Ps. 324,390) for the cost of Acquisition of the Rights of the Arbitration Proceeding (Note 16.a)

The accompanying notes are an integral part of these consolidated financial statements.

Ricardo I. MongeBoard of Directors’ Chairman

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2015 AND 2014

(Stated in thousands of pesos as described in Note 3)

Ricardo I. MongeBoard of Directors’ Chairman

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(Stated in thousands of pesos as described in Note 3)

Ricardo I. MongeBoard of Directors’ Chairman

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(Stated in thousands of pesos as described in Note 3)

_____________________________________________________________________________________________________

2015	2014
Cash flows provided by operating activities		
Total comprehensive (loss) / income for the year	(172,109)	104,988
Reconciliation of total comprehensive (loss) / income to cash flows provided by operating activities:		
Depreciation of property, plant and equipment	261,393	254,311
Consumption of materials	8,481	3,916
Share of profit from associates	(254)	(2,890)
Increase / (decrease) in allowances and provisions	46,202	19,966
Interest expense accrual	287,290	285,307
Interest income on Other financial assets other than Cash and cash equivalents	(37,238)	(43,764)
Income tax	(113,553)	64,766
Acquisition of the Rights of the Arbitration Proceeding (Note 16.a)	324,390	-
Derivative financial instrument results	(128,525)	103,497
Foreign exchange loss	948,456	539,425
Changes in assets and liabilities:		
Other financial assets at fair value through profit or loss	(19,856)	-
Trade receivables	(462,028)	(39,689)
Other receivables	(120,299)	(118,926)
Inventories	20,679	(21,775)
Trade payables	(86,502)	141,771
Payroll and social security taxes	35,249	20,302
Taxes payables	48,391	(15,586)
Income tax	321	(64,804)
Other payables	(195)	1,693
Provisions	(45,963)	(13,238)
Interest paid	(230,031)	(205,413)
Income tax paid	(10,517)	(17,469)
Derivative financial instruments	(44,009)	(48,187)
Advances from customers	(20,478)	70,750
Cash flows provided by operating activities	489,295	1,018,951
Cash flows used in investing activities		
Additions to property, plant and equipment	(401,980)	(350,559)
Sales proceeds from mutual funds	151,438	156,143
Cash flows used in investing activities	(250,542)	(194,416)
Cash flows used in financing activities		
Payment of loans	(294,556)	(769,932)
Dividends paid to the Company's shareholders	-	(212,459)
Dividends paid to non-controlling interest	-	(2)
Cash flows used in financing activities	(294,556)	(982,393)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(55,803)	(157,858)
Cash and cash equivalents at the beginning of the year	789,420	893,812
Foreign exchange gains on Cash and cash equivalents	138,920	53,466
Cash and cash equivalents at the end of the year	872,537	789,420

The accompanying notes are an integral part of these consolidated financial statements.

For supplemental cash flow information see Note 6.

Ricardo I. Monge
Board of Directors’ Chairman

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

1.

BUSINESS DESCRIPTION

Transportadora de Gas del Sur S.A. (“TGS”) is one of the companies created as a result of the privatization of Gas del Estado S.E. (“GdE”). TGS commenced operations on December 29, 1992 and it is engaged in the Transportation of Natural Gas and Production and Commercialization of natural gas Liquids (“Liquids”). TGS’s pipeline system connects major gas fields in southern and western Argentina with gas distributors and industries in those areas and in the greater Buenos Aires area. The natural gas transportation license to operate this system was exclusively granted to TGS for a period of thirty-five years (“the License”). TGS is entitled to a one-time extension of ten years provided that it has essentially met the obligations imposed by the License and by the Ente Nacional Regulador del Gas (National Gas Regulatory Body or “ENARGAS”). The General Cerri Gas Processing Complex (the “Cerri Complex”), where TGS processes natural gas by extracting liquids, was transferred from GdE along with the gas transmission assets. TGS also provides midstream services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and pipeline construction, operation and maintenance services. Also, telecommunications services are provided through the subsidiary Telcosur S.A. These services consist of data transmission services through a network of terrestrial and digital radio relay.

TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds 51% of the common stock. Local and foreign investors hold the remaining ownership of TGS’s common stock. CIESA is under co-control of: (i) Petrobras Argentina S.A. (“Petrobras Argentina”) and a subsidiary (jointly “Petrobras Argentina Group”), which altogether hold 50% of CIESA’s common stock and (ii) CIESA Trust (whose trustee is The Royal Bank of Scotland N.V. Sucursal Argentina) (“the Trust”) who has a trust shareholding of 40%. The remaining 10% is held by PEPCA S.A. (formerly known as EPCA S.A.) – belonging to Pampa Energía S.A. (“Pampa Energía”) – which exercises significant influence in CIESA. On December 29, 2015, the Royal Bank of Scotland N.V. Argentina Branch informed CIESA, Petrobras Argentina, PEPCA and TGS the deregistration in the authorization to operate as a commercial bank in Argentina as it was its request to the Central Bank of Argentina and thus, would shortly report to consideration its resignation as trustee. Therefore, TGS is evaluating its replacement and steps to follow.

The current ownership of CIESA’s common stock is the result of the first stage of the Master Settlement and Mutual Release Agreement, signed on April 16, 2004 by Petrobras Argentina Group and subsidiaries of Enron Corp. (“Enron”) as of such date. The shareholding exchange was carried out on August 29, 2005, after ENARGAS approval by Note No. 4,858 issued in July 2005. At that time, Enron subsidiaries transferred 40% of the outstanding share capital of CIESA to the Trust; and Petrobras Argentina Group transferred its TGS class “B” common shares (representing 7.35% of the outstanding share capital of TGS) to Enron subsidiaries. Later, and within the framework of a settlement agreement entered into among CIESA, Petrobras Argentina Group, Inversiones Argentina I, Pampa Inversiones S.A. (both related companies of Pampa Energía) and Pampa Energía, owner of the total amount of the financial indebtedness of CIESA as of July 13, 2012, CIESA transferred 34,133,200 TGS Class B common shares –representing 4.2962% in TGS- to Pampa Energía. It was agreed that upon obtaining the governmental approval, Pampa Group will receive shares representing 40% of CIESA’s capital stock which are held in the Trust. As of the date of issuance of these Financial Statements, ENARGAS has expressed no objections to the transfer of share, remaining pending the approval by the Comisión Nacional de Defensa de la Competencia.

2.

CONSOLIDATED FINANCIAL STATEMENTS

TGS presents its consolidated financial statements for the years ended December 31, 2015 and 2014 in compliance with the provisions of Title IV, Chapter I, Section I, Article b.1) of the Rules of the Comisión Nacional de Valores ("CNV") ("New Text 2013" or "NT 2013") adopted by General Resolution No. 622/13. In these consolidated financial statements as of December 31, 2015, TGS and Telcosur S.A., its consolidated subsidiary, are jointly referred to as “the Company”.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

3.

BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (“IASB”) and the International Financial Interpretations Committee (“IFRIC”), jointly the “IFRS”.

NT 2013 mandates the application of Technical Resolution (“TR”) N° 26 and TR N° 29 approved by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”). Both TRs establish that certain Argentine companies which are subject to the Argentine Public Offering Regime (Law No. 26,831) should adopt IFRS issued by the IASB.

The preparation of the consolidated financial statements in conformity with IFRS requires management to make accounting estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting fiscal year. Estimates are used when accounting for the allowance for doubtful accounts, income taxes, provisions for legal claims and others, impairment of property, plant and equipment, and present value of long term receivables. Actual results could be significantly different from such estimates.

The presentation in the statement of financial position distinguishes between current and non-current assets and liabilities. The assets and liabilities are those expected to be recovered or settled within twelve months after the end of the reporting period under review, and those held for sale. The fiscal year begins on January 1 and ends on December 31 of each year. The economic and financial results are presented on a fiscal year basis.

The consolidated financial statements are stated in thousands of Argentine pesos (“Ps.” or “pesos”), the functional currency of the Company and its subsidiary, unless otherwise stated. For further information, see Note 4.c.

4.

SIGNIFICANT ACCOUNTING POLICIES

a)

New accounting standards

New standards and interpretations issued by the IASB effective for the periods beginning on or after January 1, 2015 adopted by the Company

Below is a description of the standards, amendments and interpretations to existing standards that have been issued and were mandatory for the Company’s fiscal periods beginning on or after January 1, 2015:

Annual improvements to IFRSs 2010 – 2012 Cycle

The annual improvement to IFRSs 2010 – 2012 Cycle include six amendments to IFRSs issued by the IASB, among them: IFRS 8 “Segment Reporting”. This amendment provides that the Company must make explicit the judgments made by the Management when applying the aggregation criteria in the operating segments. This amendment had no impact on the financial statements of TGS whenever no operating segments are grouped.

In addition, amendments to IFRS 2, IFRS 3, IFRS 13, IAS 16, IAS 24 and IAS 38 were introduced. In all cases, these amendments clarify existing requirements which have no impact on the financial statements of TGS.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Annual improvements to IFRSs 2011 – 2013 Cycle

The annual improvement to IFRSs 2011 – 2013 Cycle include three amendments to IFRSs issued by the IASB, among them IFRS 13 “Fair Value Measurement. In all cases, these amendments clarify existing requirements which have no impact on the financial statements of TGS.

The adoption of this standard has had no impact on the financial position or results of operations of the Company.

New standards and interpretations issued by the IASB not effective for the periods beginning on January 1, 2015 and that have not been earlier adopted by the Company

Below is a description of the standards, amendments and interpretations to existing standards that have been issued and are mandatory for the Company’s fiscal periods beginning on or after January 1, 2015 or later and which have not been early adopted by the Company:

Amendments to IAS 1 “Presentation of financial statements”.

In December 2014, the IASB issued amendments to IAS 1. The amendments aim is to clarify the guidance included in IAS 1 for the presentation of financial statements. Amendments to IAS 1 make the following changes:

•

Introduced modifications to the guidance included in IAS 1 regarding materiality considerations.

•

The amendment added additional examples of possible ways of ordering the notes to clarify that understandability and comparability

•

Made clarification on the breakdown of information and the inclusion of subtotals.

These amendments will be applicable for annual periods beginning on or after January 2016, with earlier application permitted.

IFRS 15 Revenue from contracts with customers

In May 2014, IFRS 15 was issued which establishes a single model for entities to use in accounting for revenue arising from contracts with customers. IFRS 15 will supersede the current revenue recognition guidance including IAS 18 “Revenue”, IAS 11 “Construction Contracts” and the related interpretations when it becomes effective.

The core principle of IFRS 15 is that an entity shall assess the goods or services promised in a contract with a customer and shall identify as a performance obligation. IFRS 15 introduces a 5-step approach to revenue recognition:

Step 1: Identify the contract with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

The new revenue recognition model established in IFRS 15 is applicable to all contracts with customers, except lease contracts, insurance contracts and financial instruments. The recognition of interest and dividends are not under the scope of this standard.

IFRS 15 will be applicable for annual periods beginning on or after January 1, 2018, with earlier application permitted.

The Company is currently analyzing the impact of IFRS 15 requirements.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

IFRS 9 Financial instruments

In July 2014 a new revised version of IFRS 9 was issued. The complete version of IFRS 9 replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. Also, new requirements to classify and measure financial assets were included in this version.

IFRS 9 will be applicable for annual periods beginning on or after January 1, 2018, with earlier application permitted.

The Company is yet to assess IFRS 9’s full impact.

Annual improvements to IFRSs 2012 – 2014 Cycle

The annual improvement to IFRSs 2012 – 2014 Cycle include four amendments to IFRSs issued by the IASB, among them IAS 34 “Interim financial reporting”. The standard requires new disclosures to be included in the interim financial statements.

These amendments will be applicable for annual periods beginning on or after July 1, 2016, with earlier application permitted.

The Company is currently analyzing the impact of the new disclosure requirements.

IFRS 16 “Leases”

In January 2016, IFRS 16 was issued which establishes the new model of registration of leasing operations.

This standard will replace the current guidance on the accounting for such operations in IAS 17 "Leases" and related interpretations when it comes into force.

IFRS 16 will be effective for annual periods beginning on or after January 1, 2019, with earlier application permitted. Adoption is retroactive.

The Company is currently assessing the impact of IFRS 16 and at the date of these financial statements is not reasonably possible to determine its impact.

Amendments to IAS 12 "Income Taxes"

In January 2016, the IASB issued certain amendments with respect to the recognition of deferred tax assets for unrealized losses.

These amendments will be effective for annual periods beginning on or after January 1, 2017, with early adoption permitted.

Amendments to IAS 7 "Statements of Cash Flows"

In February 2016, the IASB issued certain amendments regarding disclosures of the Statement of Cash Flows.

Modifications to the Disclosure Initiative (Amendments to IAS 7) aim entities to disclose information that enables users of financial statements to evaluate changes in liabilities arising from financing activities. For this purpose, the IASB requires that an entity shall disclose the following changes in liabilities arising from financing activities: (i) changes from financing cash flows; (ii) changes arising from obtaining or losing control of subsidiaries or other businesses; (iii) the effect of changes in foreign exchange rates; (iv) changes in fair value; and (v) other changes.

Finally, the amendments state that changes in liabilities arising from financing activities must be disclosed separately from changes in other assets and liabilities.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

These amendments will be effective for annual periods beginning on or after January 1, 2017, with early adoption permitted.

b)

Consolidation

Subsidiary

Subsidiaries are all entities (including structured entities) over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

Furthermore, Telcosur is the only consolidated subsidiary of the Company and its financial statements as of December 31, 2015 have been used for consolidation purposes. Detailed data reflecting subsidiary control as of December 31, 2015 and 2014 is as follows:

	% of shareholding
Company	and votes	Country	Closing date	Main activity

Telcosur S.A.	99.98	Argentina	December 31	Telecommunication Services

Associates

Associates are entities over which the group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income is reclassified to profit or loss where appropriate.

The Company accounted for the investments in its associates, on the basis on the financial statements as of September 30, 2015 of Gas Link S.A. (“Link”), Transporte y Servicios de Gas en Uruguay SA (“TGU”) and Emprendimientos de Gas del Sur S.A. (“EGS”). The Company’s management is not aware of any significant subsequent events which affected the financial statements as of September 30, 2015 of Link, TGU and EGS, from this date to December 31, 2015.

Profits and losses resulting from upstream and downstream transactions between the Company and its associate are recognized in the Company’s financial statements only to the extent of unrelated investor’s interests in the associates. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Company.

When the Company’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Company does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.  Furthermore, as of December 31, 2015, investment in Gas Link S.A. (“Link”) has been reduced to zero in the extent that it recorded a shareholder’s equity below zero. As of the date of issuance of

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

these financial statements, has not incurred in any legal or constructive obligation or made payments on behalf of the associate.

According to Link’s accounting policies, certain items of PPE are measured using the revaluation model, meanwhile, as it is stated in note 4.j to the present Financial Statements, the Company use the cost model to measure PPE items.  Furthermore, as of December 31, 2015, investment in Link has been reduced to zero in the extent that it recorded a shareholder’s equity below zero according to the accounting policies used by TGS. As of the date of issuance of these financial statements, has not incurred in any legal or constructive obligation or made payments on behalf of the associate.

Dilution gains and losses arising in investments in associates are recognized in the statements of comprehensive income.

In the table below, associates are disclosed, together with the percentage of shareholding and voting as of December 31, 2015 and 2014:

	% of shareholding
Company		Country	Main activity	Closing date

TGU	49.00	Uruguay	Pipeline Maintenance	December 31
EGS	49.00	Argentina	Pipeline exploitation and construction	December 31
Link	49.00	Argentina	Pipeline exploitation and construction	December 31

c)

Foreign currency translation

Functional and presentation currency

The consolidated financial statements are presented in Argentine Pesos, which is the Company’s functional currency. Items included in the financial statements of each of the Company’s entities (TGS and Telcosur) are measured using the Argentine Pesos, which is the currency of the primary economic environment in which these entities operate (‘the functional currency’).

The Company has evaluated and concluded that as of the date of the issuance of these consolidated financial statements, the conditions in IAS 29 "Financial reporting in hyperinflationary economies" are not met to consider Argentina as a hyperinflationary economy. These conditions consider that the cumulative inflation for the last three years approaches or exceeds 100%. As of the date of the issuance of these financial statements, this standard which is measured as the change in the Wholesale Price Index published by the Instituto Nacional de Estadísticas y Censos (“INDEC”), is not achieved. Therefore, these financial statements have not been restated.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the profit or loss for the year.

Foreign exchange gains and losses are presented in the statement of comprehensive income within financial income and financial expenses, as appropriate.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Associates

One of the associates, TGU has a functional currency other than the Argentine peso. Assets, liabilities and results were converted into Argentine pesos at the exchange rate prevailing at the end of each fiscal year, and its common stock and retained earnings at its historical exchange rate.

d)

Financial instruments

Classification

Financial assets are classified into the following categories:

1.

Financial assets at fair value through profit or loss: Includes financial assets held for trading or selling in the near future. The Company includes in this category balances in mutual funds and public and private bonds, which are valued at fair value at each closing date.

2.

Financial assets held to maturity: Within this category, TGS includes non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company has the intent and ability to hold to maturity. The Company includes in this category fixed term deposits.

3.

Loans and other receivables. Within this category the Company includes financial assets with fixed or determinable payments that are not quoted in an active market. Current assets are included, except those whose maturity exceeds twelve months, which are included as non-current assets. The Company includes in this category bank accounts and cash on hand, trade receivables and other receivables. Additionally, as of December 31, 2014, the Company held within this category the loan to Pampa Energy.

4.

Financial assets available for sale. Financial assets available for sale are non-derivatives that   are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period. As of December 31, 2015 and 2014, there are no instruments classified in this category.

Financial liabilities are classified into the following categories:

1.

Financial liabilities at fair value through profit or loss: Includes financial liabilities held for trading. As of December 31, 2015, there are no instruments classified in this category. As of December 31, 2014 derivative financial instruments are classified in this category.

2.

Other financial liabilities: Within this category the Company includes financial liabilities with fixed or determinable payments that are not quoted in an active market. Current liabilities are included, except those whose maturity exceeds twelve months, which are included as non-current liabilities. The Company includes in this category trade payables, loans, payroll payables, derivative financial instruments and other payables except for investing in associates.

The classification of the financial instruments depends on the nature and purpose of the financial assets and liabilities and is determined at the time of initial recognition.

Recognition and measurement

Financial assets are initially measured at fair value, net of transaction costs except for those financial assets classified at fair value through profit or loss. Financial assets at fair value through profit or loss are initially recognized at their fair value recognizing the corresponding interest charge. Financial assets available for sale and financial assets at fair value through profit or loss are subsequently recorded at fair value. Loans and receivables and financial assets held to maturity are subsequently

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

recorded at amortized cost in accordance with the method of the effective rate of interest, less, if applicable, impairment losses.

Gains or losses arising from changes in the fair value of the ‘financial assets at fair value through profit or loss’ category are presented in the statement of comprehensive income within ‘Financial Income’ in the period in which they arise.

Financial liabilities at fair value through profit or loss are initially and subsequently recorded at fair value. Other financial liabilities, including loans, are initially measured at fair value and subsequently measured at amortized cost using the effective interest rate, recognizing the corresponding interest charge.

Impairment of financial assets at amortized cost

The Company assesses at each reporting date whether there is objective evidence that a financial asset or group of financial assets is impaired and if so, an impairment charge is recorded. Impairment losses are incurred if there is objective evidence of impairment as a result of one or more events occurring after initial recognition of the asset and that event (or events) has a negative impact on the estimated future projected cash flows of the financial asset or group of financial assets that can be reliably estimated. For this, the Company evaluates several factors, including the credit risk of customers, historical trends and other available information.

The carrying amount of the asset is reduced through an allowance account and the amount of the loss is recognized in the statement of comprehensive income at the time it occurs. If in subsequent periods, the amount of the impairment loss decreases, the reversal is also recorded in the statement of comprehensive income.

As of December 31, 2015 and 2014, impairment of financial assets corresponds to the allowance for doubtful accounts indicated in Note 8.b.

Offsetting of financial instruments

Financial assets and liabilities are offset when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

e)

Derivative financial instruments

Derivative financial instruments are recognized at their fair value at inception and subsequently measured at their fair value and disclosed as assets or liabilities depending if it is gain or loss. The results of derivative financial instruments are classified under "Financial expenses" in the statement of comprehensive income.

Derivative financial instruments have been measured in accordance with IFRS 13.

The Company manages exposures to foreign exchange risks using hedging instruments that provide the appropriate economic outcome. The hedging instruments used include currency forward contracts. The Company does not use derivative financial instruments for speculative purposes.

As of December 31, 2015 and 2014, the Company entered into currency forward agreements with major financial institutions for the purchase of U.S. dollars, which are disclosed under "derivative financial instruments" in the statement of financial position. A (decrease) / increase of financial expenses for the fiscal year 2015 is recognized in the statement of comprehensive income within "derivative financial instruments result".

The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument or not and, according to the nature of the item being hedged. As of the date of the issuance of these financial statements, the Company has not applied hedge accounting in any of its outstanding derivative financial instruments.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

f)

Inventories

Inventories consist of natural gas (in excess of the “Line Pack” classified as property, plant and equipment) in the Company’s pipeline system, and the liquids obtained from natural gas processing at the Cerri Complex.

Inventories are measured at the lower of cost or net realizable value. Cost is determined using the weighted average price method. The cost of inventories includes expenditure incurred in purchasing and production and other necessary costs to bring them to their existing location and condition.

The net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs to make the sale.

The assessment of the recoverable value of these assets is made at each reporting date, and the resulting loss is recognized in the statement of comprehensive income when the inventories are overstated.

g)

Trade receivables, other receivables and trade payables

Trade receivables and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less allowance for trade receivables.

An allowance for trade receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments, including the customers’ credit risk, historical trends and other relevant information are considered indicators that such receivables are impaired. Such evaluation may require future adjustments if economic conditions substantially differ from the assumptions made.

The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in the statement of comprehensive income within selling expenses. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against selling expenses in the statement of comprehensive income.

Tax credits (income tax and value added tax -“VAT”) recorded as a result of the reversion of the tariff increase (Note 18.d.) have been valued at the discounted value of the amounts expected to be collected using a market interest rate.

Trade payables have been initially valued at their fair values and subsequently at their amortized cost, using the effective interest method.

h)

Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank accounts, fixed term deposits and other short-term highly liquid investments with original maturities of three months or less.

i)

Other financial assets at fair value through profit or loss

The Other financial assets at fair value through profit or loss consist of public and private bonds and mutual funds not considered as cash equivalents.

Initially they were recognized at fair value and subsequently measured at fair value through profit or loss.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Results from Other financial assets at fair value through profit or loss are recognized in the Statement of Comprehensive Income as "Financial Income".

j)

Property, plant and equipment (“PP&E”)

The Company elected to measure items of PPE at price-adjusted values in accordance with previous GAAP as "deemed cost" as of the transition date to IFRSs. Property, plant and equipment are recorded at cost, less accumulated depreciation and impairment losses, if any. Historical cost comprises the purchase price and any costs directly attributable to the acquisition.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of comprehensive income when they are incurred.

Property, plant and equipment are comprised as follows:

-

Assets transferred from the privatization of GdE: The value of these assets was determined based on the price paid for the acquisition of 70% of the Company’s common stock, which amounted to US$ 561.2 million. This price was the basis to determine a total value of common stock of US$ 801.7 million, which, when added to the debt assumed under the Company’s privatization agreement (the “Transfer Agreement”) of US$ 395.0 million, resulted in a total value for property, plant and equipment of US$ 1,196.7 million. Such value, converted at the exchange rate in effect as of the date of the Transfer Agreement, has been restated for the effects of inflation.

-

Line pack: It represents the natural gas in the transportation system that is necessary to keep the system at operating capacity, valued at acquisition cost and restated for the effects of inflation.

-

Additions: They have been valued at acquisition cost restated for the effects of inflation. The Company has capitalized all the investments stipulated as mandatory in the License during the first five-year period, in order to achieve system integrity and public safety equal to those required by international standards. Such investments included, among others, the costs of survey programs related to internal and external pipeline inspection, cathodic protection and pipeline replacement and recoating. Additionally, Resolutions No. 1,660 and No. 1,903 issued by ENARGAS include definitions prescribing which costs should be considered improvements and which costs should be considered maintenance expenses. Repair and maintenance costs have been expensed as incurred.

-

Capitalization of foreign exchange loss: Resolutions No. 3/2002 and No. 87/03 issued by the Consejo Profesional de Ciencias Económicas (“CPCECABA”) established that exchange losses arising from the devaluation of the peso from January 6, 2002 to July 28, 2003, to the extent that they were related to foreign currency liabilities existing at the first date, may be added to the cost basis of assets acquired or constructed with direct financing by such foreign currency liabilities.

After its first application, IFRS allows to choose the accounting policy to be used for the measurement of PPE. The alternatives allowed by IAS No. 16 - Property, plant and equipment - ("IAS 16") are the "cost model" or the "revaluation model". The Company chose to continue to apply the cost model for all kinds of elements PPE, using the "deemed cost" determined at the date of transition, as mentioned above.

Accumulated depreciation related to natural gas transportation assets is computed under the straight-line method over the estimated useful lives of the specific assets, which are lower than the maximum useful lives established by ENARGAS through Resolutions No. 1,660 and No. 1,903.

For depreciation of all other property, plant and equipment, the Company uses the straight-line method of depreciation and applies the annual depreciation rates disclosed in Note 11.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Where individual components of an item of property, plant and equipment have different useful lives, they are accounted for as separate items, which are depreciated separately.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statement of comprehensive income.

Capitalized foreign exchange loss is depreciated over the remaining useful lives of the assets that led to such capitalization.

In accordance with IAS 23, the Company capitalizes financial expense on long term construction projects. Financial expense capitalized was Ps. 22,676 and Ps. 10,409 for the year ended December 31, 2015 and 2014.

Impairment of non-financial assets

At each statement of financial position date, the Company reviews the carrying amounts of its property, plant and equipment to determine whether there is any indication that those assets have suffered an impairment loss (e.g. significant decreases in the market value of assets, in the prices of the main products sold by the Company, as well as changes in the regulatory framework for the Company’s activities, significant increases in operating expenses, or evidence of obsolescence or physical damage). If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of income.

Where an impairment loss subsequently reverses the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, not to exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized immediately in the statement of comprehensive income.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. To such end, the Company makes estimates and assumptions of the economic conditions that will prevail throughout the useful life of the assets. As a result of the factors mentioned above, actual cash flows and values could vary significantly from projected cash flows and the values derived from the discounting techniques used.

As of December 31, 2015 and 2014, the carrying value of PP&E does not exceed their recoverable value.

k)

Loans granted to related companies

As of December 31, 2014, Loans granted to related companies corresponded to the loan granted to Pampa Energía (for further information see Note 19).

It was initially recognized at fair value and subsequently measured at amortized cost.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

l)

Loans

Loans have been initially recorded at the amount received. Subsequently, loans are valued at their amortized cost.

m)

Income tax and deferred income tax

Income tax includes current tax and deferred income tax. The current income tax is calculated on the basis of tax regulations in force at each year-end. Management periodically evaluates positions taken in tax returns with respect to situations in which tax regulations are subject to interpretation and establishes provisions if applicable. As of December 31, 2015 and 2014, there are no provisions for this concept.

The Company has calculated their respective income tax charges using the deferred tax method, which considers the effect of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

To estimate deferred tax assets and liabilities, the tax rate expected to be in effect at the time of utilization was applied to identify temporary differences based on the legal requirements effective at the date of preparation of these consolidated financial statements.

A deferred tax is recognized on the temporary differences arising from investments in subsidiaries and associates, except for deferred tax liabilities where the Company is able to control the timing of the reversal of the temporary difference and it is probable that the reversal will not occur in the foreseeable future.

Deferred tax assets and liabilities are offset if the Company has a legally enforceable right to offset recognized amounts and when deferred tax assets and liabilities relate to income tax levied by the same tax authority on the same taxable entity or different taxable entities that intend to settle tax assets and liabilities on a net basis. Current and deferred tax assets and liabilities have not been discounted. Deferred tax assets are recognized only to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized.

Assets and liabilities generated by the application of deferred taxes were valued at their nominal value.

n)

Asset tax

The Company is subject to the Impuesto a la Ganancia Mínima Presunta (the “Asset Tax” Law). The asset tax is calculated on an individual entity basis at the statutory tax rate of 1%, and is based upon the taxable assets of each Argentine entity as of the end of the year. This tax is complementary to income tax and the Company is required to pay the greater of the income tax or the asset tax. Any excess of the asset tax over the income tax may be carried forward and recognized as a payment on account of any excess of income tax over asset tax occurring within the subsequent ten years.

When the Company considers it is probable that the position of asset tax is utilized as payment on account of income tax, TGS accounts for asset tax credit as current or non-current, as appropriate, under "Other receivables" in the statement of financial position. As of December 31, 2015, the Company recorded under "Other non-current receivables" a balance of Ps. 42,500 which expires in 2026. Meanwhile, as of December 31, 2014 there were no amounts recorded for this item.

o)

Provisions

The Company has recorded provisions related to legal actions, judicial court, claims and administrative proceedings, including those of legal and regulatory nature.

Provisions for legal claims and/or claims by third parties ("legal claims and others") are recorded when the Company has a present obligation as a result of a past event, it is probable that an outflow of

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

resources will be required to settle the obligation; and the amount has been reliably estimated. Estimates are reviewed and adjusted, as the Company obtains additional information.

p)

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable, and represents amounts receivable for goods and/or services supplied. The Company recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the Company’s activities, as described below.

Tax on exports and turnover tax are disclosed as Selling Expenses.

Natural Gas transportation services includes: (i) firm natural gas transportation, whose revenues are recognized when the capacity is reserved and paid for regardless of actual usage by the customer and (ii) interruptible natural gas transportation whose revenues are recognized at the inception of the rendering of the service.

Liquids Production and Commercialization services includes: (i) Liquids production and commercialization for its own account and on behalf on third parties, whose revenues are recognized at the time of the delivery of the liquids to the customers, and (ii) Other Liquids services, which corresponds mainly to the receipt, storage and dispatch from facilities located in Puerto Galván, and whose sales revenues are recognized when the service is provided.

Services from Other Services segment primarily consist of the treatment, removal of impurities and natural gas compression, as well as inspection and maintenance of pipelines and compressor plants and services of steam generation for electricity production.

Also, TGS provides telecommunications services provided through Telcosur. Revenues in this segment are recognized when the service is provided.

q)

Advances from customers

Mainly consist of pre-payments for services made by customers in order to finance the works to render the service. Advances from customers are recognized initially at their fair value. Subsequent to initial recognition, advances  from customers are measured at their amortized cost which is higher than the cost of rendering the agreed services  that will cancel said advances.

r)

Equity accounts

The activity in the Equity accounts reflects resolutions adopted by Shareholders in their meetings, or the effects of the laws or regulations in force.

Common stock

The common stock consists of contributions made by shareholders represented by shares and comprises outstanding shares at their nominal value.

Adjustment to common stock

Common stock accounts were restated in constant currency in accordance with previously applicable accounting standards in Argentina to the implementation of IFRS. Common stock account was kept at nominal value and the adjustment arising from such restatement is shown under “Inflation Adjustment to common stock”.

Common stock adjustment is not distributable in cash or in kind but may be capitalized through issuance of shares. In addition, this balance may be used to compensate accumulated losses in accordance with the compensation method specified under “Accumulated Retained earnings”.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Legal Reserve

Pursuant to the provisions of the Argentine Business Association Law and the CNV, the Company is required to set up a legal reserve by providing at least 5% of the aggregate amount of net income for the year, prior year adjustments, transfers of other comprehensive income to retained earnings and accumulated losses of prior years, when this aggregate amount exceeds zero until the legal reserve equals 20% of the sum of Capital stock and Adjustment to capital stock balances.

Future dividends reserve

Corresponds to the remaining balance of the appropriation made by the General Annual Shareholders’ Meeting held on April 23, 2015, for which a specific amount was intended to constitute a special future dividends reserve.

In addition, the Shareholders delegated on the Company’s Board of Directors the determination of the date and amount of the dividend distribution until the following Ordinary Shareholders’ Meeting that will approve the financial statements as of December 31, 2015.

Future Capital Expenditures Reserve

The Company’s Shareholders’ Meeting allocates a specific amount to establish a special reserve to develop the Company’s investment activities. The Ordinary Shareholders’ Meeting held on April 30, 2014 that approved the financial statements as of December 31, 2013 constituted a special Future Capital Expenditures Reserve.

Future Capital Expenditures and Other Financial Expenses Reserve

The Company’s Shareholders’ Meeting allocates a specific amount to establish a special reserve to develop the Company’s investment activities and to support financial needs. The Ordinary Shareholders’ Meeting held on April 23, 2015 that approved the financial statements as of December 31, 2014 derecognized the Future Capital Expenditures Reserve and constituted a special Future Capital Expenditures and Other Financial Expenses Reserve.

Distribution of dividends

The cash dividend is recognized as a liability in the Company’s financial statements in the year in which they are approved by the shareholders of the Company or the Board of Directors according to the powers delegated by the Shareholders’ Meeting, as appropriate.

Retained earnings

Until December 2011, the outstanding balance of retained earnings includes accumulated gains or losses which were not allocated to a specific purpose reserve and, when positive, may be distributed pursuant to the decision of the Shareholders provided these retained earnings are not subject to legal restrictions, as mentioned above “Legal reserve”.

General Resolution No. 593/2011 issued by the CNV provided that Shareholders in the Meetings at which they should decide upon the approval of financial statements in which the Retained earnings account has a positive balance, should adopt an express resolution as to the allocation of such balance, whether to dividend distribution, capitalization, setting up of reserves or a combination of these.

s)

Basic and diluted (losses) / earnings per share

Basic earnings per share as of December 31, 2015 and 2014 were calculated by dividing the amount of income or loss attributable to Shareholders of the Company by the weighted average number of ordinary shares outstanding during the fiscal year (794,495,283 shares). Since the Company does not have preferred shares or debt convertible into shares, basic and diluted earnings per share are the same.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

t)

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (“CODM”). The Company’s CODM is the Board of Directors. Business segment information is provided in note 7 below.

u)

Dividend distribution

The cash dividend is recognized as a liability in the Company’s financial statements in the year in which they are approved by the shareholders of the Company or the Board of Directors according to the powers delegated by the Shareholders’ Meeting, as appropriate.

Dividends distributed during years ended December 31, 2015 and 2014 amounted to Ps. 0 and Ps. 260,525 (Ps. 0.33 per share), respectively.

5.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Critical accounting policies are those that are most important to the portrayal of the Company’s financial condition, results of operations and cash flows, and require management to make difficult, subjective or complex judgments and estimates about matters that are inherently uncertain. Management bases its estimates on various factors, including past trends, expectation of future events regarding the outcome of events and results and other assumptions that it believes are reasonable.

Actual results could differ from estimates used in employing the critical accounting policies and these could have a material impact on the Company’s results of operations. The Company’s critical accounting policies are discussed below:

(a) Impairment of property, plant and equipment

The Company considers each of its business segments to be a single cash generating unit. Accordingly, the Company evaluates the carrying value of its property, plant and equipment on a segment-by-segment basis at the end of each fiscal year. In addition, the Company periodically evaluates the carrying value of its property, plant and equipment for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

The calculation of the value in use is based on the definition of discounted future cash flows. The projected cash flows are prepared taking into account: (i) projections of the price of liquids and purchase cost of natural gas used as raw material associated with the Liquids and Commercialization segment, (ii) estimates relating to the timing, type and amount of the tariff increase and the recognition of cost adjustments for the Natural Gas Transportation segment, (iii) projections of the future costs to be incurred by the Company, (iv) the use of certain macroeconomic variables such as interest rates, inflation, foreign exchange rates. The discount rate is the weighted average cost of capital (“WACC”).

The Company recorded no impairment losses of components of property, plant and equipment at December 31, 2015 and 2014.

Due to the uncertainties surrounding the tariff renegotiation process as describes in Note 16.a), estimates of future tariff adjustments are highly uncertain and there is a substantial risk that these estimates could prove to be materially different from actual future tariffs. For this reason the Company performed probability-weighted analysis as to the cash flow assumptions considered in performing an impairment test of its natural gas transportation business segment at the end of each year. TGS considered two different scenarios:

a)

Scenario 1: the Company is able to reach an agreement with the Argentine government regarding a tariff increase (“Scenario 1”); and

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

b)

Scenario 2: the Company is unable to reach an agreement with the Argentine government, resulting in no tariff increase during the remaining term of our License, including the entire extension period (“Scenario 2”).

As of December 31, 2015, TGS assigned a probability of occurrence of 95% to Scenario 1, and a probability of occurrence of 5% to Scenario 2.

In performing the analysis for Scenario 1, because the terms of an agreement with the Argentine government are also uncertain, TGS developed three different projected cash flow streams based on the timing, type and amount of the tariff increase based on the renegotiation process with the Argentine government, namely a) the base case, b) the optimistic case, and c) the pessimistic case and assigned a portion of the overall probability of occurrence of 95% to each projected cash flow: 50%, 10% and 35%, respectively.  Specific details of each cash flow streams as of December 31, 2015 were based on: (a) the status of the negotiations with the Argentine government and the impact of the tariff increase included in the 2008 Transitional Agreement and upheld by the Decree No. 1,918/09, (b) the current regulatory framework, (c) recent experiences and renegotiation agreements signed by other gas and electricity utility peers and (d) management’s expectations regarding other measures that management believes are likely to be taken by the Argentine government to deal with the present economic situation of gas and electricity utilities. Each of these cash flow scenarios included assumptions related to the enactment of the License Renegotiation Agreement with the UNIREN, which was accepted by TGS (but has not been executed) and which contemplates different magnitudes and timings of the tariff review, and the magnitude and timing of the semi-annual tariff review mechanism that would permit adjustment in the tariff to reflect movements in general cost indices.

Based on those estimations, the estimated discounted cash flows were higher than the carrying amount of such assets as of December 31, 2015.

Up to 35% increase in the weighted probability of the pessimistic case (from 35% to 70%) and a reduction from 10% to 5% in the probability of occurrence of the optimistic case and a reduction from 50% to 20% in the base case would not generate adjustment for impairment. As of December 31, 2015, there are no impairment balances subject to reversal.

(b) Allowances for doubtful accounts

The Company provides for doubtful accounts relating to its accounts receivables. The allowance for doubtful accounts is based on management’s evaluation of various factors, including the credit risk of customers, historical trends and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimation, and the consolidated financial statements reflect that consideration.

(c) Provisions for legal claims and others

The Company has certain liabilities with respect to existing court or out-of-court claims, lawsuits and other proceedings, including those involving legal and regulatory matters. The Company records liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such provisions are based on developments known at the date of the issuance of these consolidated financial statements, estimates of the outcome of these matters and the experience of its legal counsel in contesting, litigating and settling other matters. As the scope of the liabilities become better defined, there will be changes in the estimates of future costs, which could have a material effect on the Company's future results of operations and financial condition or liquidity.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

(d) Income Tax

Deferred tax assets are recognized for all tax losses to the extent that it is probable that there will be a tax benefit against which these losses can be utilized. Determining the amount of deferred tax assets that can be registered requires a considerable judgment by the Management, based on the probable term and level of future taxable profits together with future tax planning strategies and macroeconomic variables affecting the business. As of December 31, 2015, the Company recorded a deferred tax asset for the tax loss carryforward in this fiscal year amounting to Ps. 58,936.

6.

SUPPLEMENTAL CASH FLOW INFORMATION

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents. The cash flow statement has been prepared using the indirect method, which requires a series of adjustments to reconcile net income for the period to net cash flows from operating activities.

Cash and cash equivalents at the end of the year ended December 31, 2015 and 2014 are as follows:

7.

CONSOLIDATED BUSINESS SEGMENT INFORMATION

IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the CODM in deciding how to allocate resources and in assessing performance. The Company’s CODM is the Board of Directors.

The CODM evaluates the business based on the differences in the nature of the Company’s products and services. The business segment information is reported consistently with the information reviewed by the Board of Directors. The amount reported for each segment item is the measure reported to the CODM for these purposes. This measure is the operating profit / deficit.

Operating segments identified are disclosed as reportable segments if they meet any of the following quantitative thresholds:

•

Reported revenues of the operating segments are 10%t or more of the combined revenue, internal and external, of all operating segments;

•

The absolute amount of reported profit or loss is 10% or more of the greater, in absolute amount, of (i) the combined reported profit of all operating segments that did not report a loss and (ii) the combined reported loss of all operating segments that reported a loss.

•

Assets are 10 per cent or more of the combined assets of all operating segments

As well as this, the operating segments that do not meet any of the quantitative thresholds can be considered as reportable segments if the management estimates that this information could be useful for the users of the financial statements.

If, after determining reportable segments in accordance with the preceding quantitative thresholds, the total external revenue attributable to those segments amounts to less than 75% of the total Company’s

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

consolidated external revenue, additional segments are identified as reportable segments, even if they do not meet the thresholds described above, until at least 75% of the Company’s consolidated external revenue is included in reportable segments.

Segment information has been prepared and classified according to different types of businesses in which the Company conducts its activities. The four reportable segments under IFRS 8 are as follows:

•

Natural Gas Transportation: revenues of this business segment are derived mainly from firm contracts, under which pipeline capacity is reserved and paid for regardless of actual usage by the customer. The Company also provides interruptible natural gas transportation services subject to available pipeline capacity. In addition, TGS renders operation and maintenance services of the Natural Gas Transportation facilities, which belong to certain gas trusts (fideicomisos de gas) created by the Argentine Government to expand the capacity of the Argentine natural gas transportation pipeline system. This business segment is subject to ENARGAS regulation.

•

Production and Commercialization of Liquids: Liquids production and commercialization activities are conducted at Cerri Complex, which is located, near the city of Bahía Blanca in the Province of Buenos Aires. In the Cerri Complex, ethane, LPG and natural gasoline are extracted from the natural gas, which arrives through three main pipelines from the Neuquén and Austral natural gas basins. TGS sells its production of liquids in the domestic and the international markets. TGS sells part of its production of propane and butane to liquids marketers in the domestic market. The remainder of these products and all of its natural gasoline are exported at current international market prices. Ethane is entirely sold in the domestic market to PBB-Polisur S.A. at agreed prices.

•

Other services: Midstream services include natural gas treatment, separation, and removal of impurities from the natural gas stream, as well as natural gas compression, rendered at the wellhead typically for natural gas producers. In addition, TGS provides services related to pipeline and compression plant construction, operation and maintenance of pipelines and compressor plants services, as well as steam generation for electricity production.

•

Telecommunications: Telecommunication services are rendered through Telcosur, a company controlled by TGS. Telcosur provides services as an independent carrier of carriers to leading telecommunication operators and corporate customers located in its service area.

Detailed information on each business segment for the years ended December 31, 2015 and 2014 is disclosed below:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

8.

SUMMARY OF SIGNIFICANT STATEMENT OF FINANCIAL POSITION AND STATEMENT OF COMPREHENSIVE INCOME ITEMS

a)

Other receivables

The breakdown of other receivables based on its currency of origin is the following:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

b)

Trade receivables

The breakdown of trade receivables based on its currency of origin is the following:

The movement of the allowance for doubtful accounts is as follows:

c)

Cash and cash equivalents

The breakdown of cash and cash equivalents based on its currency of origin is the following:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

d)

Advances from customers (1)

(1) They are mainly related to the financing of TGS pipeline system expansion works for the rendering of firm transportation services contracted by such clients. The advance will be settled with the effective rendering of firm transportation service.

Advances from customers are denominated in pesos.

e)

Other payables

Other payables are denominated in pesos.

f)

Taxes payables

Taxes payables are denominated in pesos.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

g)

Trade payables

The breakdown of trade payables based on its currency of origin is the following:

h)

Cost of sales

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3)

___________________________________________________________________________________________________________________________________________________________

i)

Expenses by nature – Information required under art. 64 paragraph I, clause B)  Commercial Companies Law

2015					
		Operating expenses				
Accounts	Total	Regulated Activities	Non Regulated Activities	Administrative expenses	Selling expenses	Financial expenses
Salaries, wages and other contributions	564,489	295,429	121,264	114,577	33,219	-
Social security taxes	98,812	46,067	19,839	25,962	6,944	-
Compensation to Directors and Supervisory Committee	5,379	-	-	5,379	-	-
Professional services fees	25,025	563	1,124	21,139	2,199	-
Technical operator assistance fees	52,481	3,000	49,481	-	-	-
Materials	29,113	10,545	18,568	-	-	-
Third parties services	51,604	20,161	25,429	6,014	-	-
Telecommunications and post expenses	4,161	445	778	2,714	224	-
Rents	2,619	516	367	1,615	121	-
Transports and freight	19,506	12,484	6,634	381	7	-
Easements	15,003	15,003	-	-	-	-
Offices supplies	1,508	531	239	634	104	-
Travels expenses	8,279	4,069	1,290	2,285	635	-
Insurance	22,850	12,935	8,280	1,279	356	-
Property, plant and equipment maintenance	137,814	105,054	28,791	3,262	707	-
Depreciation of property, plant and equipment	261,393	184,251	66,734	10,408	-	-
Taxes and contributions	261,712	60,094	4,999	524	196,095 (1)	-
Advertising	154	-	-	-	154	-
Doubtful accounts	-	-	-	-	-	-
Banks expenses	1,430	-	-	1,430	-	-
Interests expense	320,428	-	-	-	-	320,428
Foreign exchange loss	1,164,585	-	-	-	-	1,164,585
Other financial charges	41,718	-	-	-	-	41,718
Costs of services rendered to third parties	26,375	-	26,375	-	-	-
Transactions among business segments	-	(21,435)	21,435	-	-	-
Other expenses	17,486	8,512	4,376	4,033	565	-
Total 2015	3,133,924	758,224	406,003	201,636	241,330	1,526,731

(1) Includes tax on exports of Ps. 61,057 for the year ended December 31, 2015.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3)

___________________________________________________________________________________________________________________________________________________________

2014					
		Operating expenses				
Accounts	Total	Regulated Activities	Non Regulated Activities	Administrative expenses	Selling expenses	Financial expenses
Salaries, wages and other contributions	416,968	224,727	84,138	82,777	25,326	-
Social security taxes	74,640	37,074	15,027	17,136	5,403	-
Compensation to Directors and Supervisory Committee	4,595	-	-	4,595	-	-
Professional services fees	22,094	1,238	2,239	17,539	1,078	-
Technical operator assistance fees	69,966	3,000	66,966	-	-	-
Materials	26,597	11,079	15,518	-	-	-
Third parties services	41,059	15,650	20,567	4,842	-	-
Telecommunications and post expenses	3,543	252	690	2,461	140	-
Rents	1,802	411	122	1,092	177	-
Transports and freight	15,647	11,059	4,261	325	2	-
Easements	14,832	14,832	-	-	-	-
Offices supplies	1,669	560	208	820	81	-
Travels expenses	6,142	3,056	1,008	1,431	647	-
Insurance	19,125	11,386	6,853	841	45	-
Property, plant and equipment maintenance	113,011	79,984	29,713	2,718	596	-
Depreciation of property, plant and equipment	254,311	175,461	64,787	14,063	-	-
Taxes and contributions	686,707	47,016	17,320	8,825	613,546 (1)	-
Advertising	136	-	-	-	136	-
Doubtful accounts	(207)	-	-	-	(207)	-
Banks expenses	1,155	-	-	1,083	72	-
Interests expense	300,334	-	-	-	-	300,334
Foreign exchange loss	777,514	-	-	-	-	777,514
Other financial charges	47,456	-	-	-	-	47,456
Derivative financial instruments results	103,497	-	-	-	-	103,497
Costs of services rendered to third parties	18,740	-	18,740	-	-	-
Transactions among business segments	-	(17,299)	17,299	-	-	-
Other expenses	14,306	6,908	4,145	2,936	317	-
Total 2014	3,035,639	626,394	369,601	163,484	647,359	1,228,801

(1) Includes tax on exports of Ps. 511,600 for the year ended December 31, 2014.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

__________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

j)

Net financial results

k)

Other operating expenses

l)

 Other financial assets at fair value through profit or loss

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

__________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

The breakdown of other financial assets at fair value through profit or loss based on its currency of origin is the following:

9.

INVESTMENTS IN ASSOCIATES

10.

PROFIT / (LOSS) FROM ASSOCIATES

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________________________________________________________________

11.

PROPERTY, PLANT AND EQUIPMENT

Account	2015										
	Cost					Depreciation					
	Beginning of the year	Additions	Retirements	Transfers	End of the year	Accumulated at the beginning of the year	Retirements	For the year	Rate %	Accumulated at at the end of the year	Net book value
Pipelines	3,631,240	-	-	13,677	3,644,917	1,434,424	-	85,991	2.2	1,520,415	2,124,502
Compressor plants	1,436,084	-	-	76,210	1,512,294	834,255	-	76,099	3.3 to 25	910,354	601,940
Other industrial plants	2,868	-	-	-	2,868	456	-	98	3.3	554	2,314
Stations of regulation and/or measurement of pressure	129,228	-	-	-	129,228	82,806	-	5,166	4.0	87,972	41,256
Other technical installations	28,355	-	-	13	28,368	20,002	-	976	6.7	20,978	7,390
Subtotal assets related to natural gas transportation service	5,227,775	-	-	89,900	5,317,675	2,371,943	-	168,330		2,540,273	2,777,402
Assets related to natural gas upstream service	205,773	423	566	946	206,576	111,667	536	7,915	2.2 to 25	119,046	87,530
Assets related to liquids production and commercialization service	695,548	-	313	61,465	756,700	526,427	311	44,170	5.9	570,286	186,414
Lands	6,279	-	-	-	6,279	-	-	-	-	-	6,279
Buildings and constructions	196,204	-	-	2,592	198,796	97,700	-	4,736	2.0	102,436	96,360
Fittings and features in building	33,975	-	242	164	33,897	4,319	142	1,421	4.0	5,598	28,299
Machinery, equipment and tools	46,917	1,130	6	614	48,655	36,400	6	1,976	6.7 to 20	38,370	10,285
Computers and Telecommunication systems	389,779	-	-	29,762	419,541	286,351	-	22,043	6.7 to 20	308,394	111,147
Vehicles	31,064	2,403	395	-	33,072	21,571	395	3,175	10 and 20	24,351	8,721
Furniture	13,147	62	-	276	13,485	12,743	-	109	10	12,852	633
Capitalization of foreign exchange loss	177,272	-	-	-	177,272	98,754	-	7,518	4	106,272	71,000
Materials	286,677	161,986	8,349	(84,306)	356,008	-	-	-	-	-	356,008
Line pack	13,872	-	-	-	13,872	1,618	-	-	-	1,618	12,254
Works in progress	327,282	241,319	-	(101,413)	467,188	-	-	-	-	-	467,188
Total 2015	7,651,564	407,323	9,871	-	8,049,016	3,569,493	1,390	261,393		3,829,496	4,219,520

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________________________________________________________________

2014										
	Cost					Depreciation					
Account	Beginning of the year	Additions	Retirements	Transfers	End of the year	Accumulated at the beginning of the year	Retirements	For the year	Rate %	Accumulated at at the end of the year	Net book value
Pipelines	3,612,277	-	-	18,963	3,631,240	1,348,651	-	85,773	2.2	1,434,424	2,196,816
Compressor plants	1,354,086	-	-	81,998	1,436,084	762,272	-	71,983	3.3 to 25	834,255	601,829
Other industrial plants	2,868	-	-	-	2,868	358	-	98	3.3	456	2,412
Stations of regulation and/or measurement of pressure	126,403	-	-	2,825	129,228	77,640	-	5,166	4.0	82,806	46,422
Other technical installations	28,342	-	-	13	28,355	19,027	-	975	6.7	20,002	8,353
Subtotal assets related to natural gas transportation service	5,123,976	-	-	103,799	5,227,775	2,207,948	-	163,995		2,371,943	2,855,832
Assets related to natural gas upstream service	205,084	-	-	689	205,773	103,669	-	7,998	2.2 to 25	111,667	94,106
Assets related to liquids production and commercialization service	677,111	-	-	18,437	695,548	483,606	-	42,821	5.9	526,427	169,121
Lands	6,279	-	-	-	6,279	-	-	-	-	-	6,279
Buildings and constructions	184,665	-	-	11,539	196,204	93,198	-	4,502	2.0	97,700	98,504
Fittings and features in building	5,692	-	-	28,283	33,975	3,539	-	780	4.0	4,319	29,656
Machinery, equipment and tools	43,036	3,381	253	753	46,917	34,941	253	1,712	6.7 to 20	36,400	10,517
Computers and Telecommunication systems	363,374	-	-	26,405	389,779	264,435	-	21,916	6.7 to 20	286,351	103,428
Vehicles	28,122	3,549	607	-	31,064	19,210	607	2,968	10 and 20	21,571	9,493
Furniture	13,147	-	-	-	13,147	12,645	-	98	10	12,743	404
Capitalization of foreign exchange loss	177,272	-	-	-	177,272	91,233	-	7,521	4	98,754	78,518
Materials	226,701	112,846	3,916	(48,954)	286,677	-	-	-	-	-	286,677
Line pack	13,872	-	-	-	13,872	1,618	-	-	-	1,618	12,254
Works in progress	214,619	253,614	-	(140,951)	327,282	-	-	-	-	-	327,282
Total 2014	7,282,950	373,390	4,776	-	7,651,564	3,316,042	860	254,311		3,569,493	4,082,071

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

12.

LOANS

Short-term and long-term loans as of December 31, 2015 and 2014 comprise the following:

The breakdown of loans based on its currency of origin is the following:

The activity of the loans as of December 31, 2015 and 2014 is the following:

The maturities of the current and non-current loans as of December 31, 2015 are as follows:

Issuance of notes under the 2007 Global Program (the “2007 Program”):

The Extraordinary Shareholders’ meeting held on December 21, 2006 approved the creation of the 2007 Global Program for the issuance of new notes up to a maximum aggregate amount of US$ 650.0 million. The 2007 Program was authorized by the CNV on January 18, 2007.

Accordingly, between May and June 2007, the Company refinanced its outstanding indebtedness through the issuance of US$500.0 million new notes (the “2007 Notes”), the early prepayment of its outstanding debt through an exchange offer, the cancellation of outstanding notes which did not

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

participate in the exchange offer and cancellation of bank loans. The Company’s goal in issuing these notes was to improve the Company’s financial indebtedness profile and to ease the restrictions imposed by the prior debt restructured in 2004, including but not limited to dividend distribution, additional indebtedness and capital expenditures.

The 2007 Notes have a coupon rate of 7.875%, with interest being paid semiannually, and maturity date of May 2017. Principal on the 2007 Notes is to be paid in four equal annual installments beginning in May 2014 until maturity. The 2007 Notes are traded in the Bolsa de Comercio de Buenos Aires ("BCBA"), the Mercado Abierto Electrónico (“MAE”) and the Euro MTF of the Luxembourg Exchange.

Moreover, between August 2008 and August 2010, considering favorable conditions in the market, the Company reduced its financial indebtedness through the cancellation of a portion of the 2007 Notes for an aggregate amount of US$ 125,976,000, which had previously been purchased on the market at a lower price.

On January 10, 2014, TGS launched an offer to exchange its outstanding 2007 Notes for newly issued notes under the 2014 Global Program (the “2014 Global Program”), as it is described below. The period of acceptance of this offer expired on February 7, 2014. The percentage of acceptance received amounted to 67%. As a result of the exchange, a total US$ 123,283,000 of the 2007 Notes remained outstanding and thus, the amortization payments are expected to amount to US$ 30,820,750. After its first amortization in May 2014, as December 31, 2014, 2007 Notes amounted to US$ 92,462,250.

The fair value of the 2007 Notes is based on a discounted cash flow at an effective interest rate of 7.942%.

Covenants:

The 2007 Notes contain certain restrictive covenants that, among other things, limit the ability of the Company to (i) incur additional indebtedness, (ii) pay dividend, (iii) issue guarantees, (iv) dispose certain assets and (v) make certain related party transactions. The Company was in compliance with all covenants of the 2007 Notes as of the December 31, 2014.

The foregoing limitations are subject to exceptions as set forth in the Indenture. For example, the Company may incur in additional indebtedness as long as (i) after issuing it, the consolidated coverage ratio (calculated as the quotient of the consolidated adjusted EBITDA -earnings before financial results, income tax, depreciation and amortization-) and the consolidated interest expense) is equal or higher than 2.0:1; and (ii) the consolidated debt ratio (calculated as the quotient of the consolidated debt and the consolidated EBITDA) is equal or lower than 3.75:1; (ii) it is incurred to refinance outstanding debt and (iii) it is originated in advances from customers.

Additionally, the Company may pay dividends as long as (i) the Company is not in default under 2007 Notes, (ii) immediately after any dividend payment, the Company would be able to incur in additional indebtedness pursuant to item (i) and (ii) of the preceding paragraph.

Issuance of notes under the 2014 Global Program (the “2014 Program”):

The 2014 Program provides for the issuance of up to a maximum principal amount of US$400 million in notes, and was authorized by resolutions of an Extraordinary Shareholders’ Meeting dated April 25, 2013, and by resolutions of its Board of Directors adopted on July 23, 2013 and December 23, 2013. The program was also authorized by the CNV on January 3, 2014, after the issuance of Resolution No. 17,262.

As it is mentioned above, on January 10, 2014 TGS launched an offer for a voluntary exchange. The exchange offer settled on February 7, 2014. TGS accepted 67% of the 2007 Notes. For this reason, on February 7, 2014, the Company issued its 2014 Notes in aggregate principal amount of US$255,451,506 under its 2014 Program. The main conditions of 2014 Notes are as follows:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

	2014 Notes

Amount in US$	255,451,506
Interest rate	9.625% anual
	Scheduled payment date	Percentage of original principal amount
Amortization	May 14, 2014	25%
	May 14, 2018	25%
	May 14, 2019	25%
	May 14, 2020	25%
Frequency of Interest payment	Semiannual, payable el May 14 and November 14 of each year.
Guarantor	None

The 2014 Notes are traded in the BCBA, the MAE and the Euro MTF of the Luxembourg Exchange.

The terms and conditions of the 2014 Notes are similar to those applied to the 2007 Notes, having not changed financial covenants with respect to those effective for the 2007 Notes. According to the criteria established by IAS 39, the exchange offer was not accounted for as an extinguishment of financial liabilities, and thus, the costs paid are amortized over the remaining life of the 2014 Notes.

The fair values are based on cash flows discounted at an effective rate of 10.126%.

Other Loans:

On November 22, 2013, the Company entered into a loan with Itaú Bank for Ps. 20.0 million. The loan bears interest at an annual fixed rate of 15.25% payable on a monthly basis. The loan has a repayment schedule with 25 equal and monthly installments and final maturity in November 2016. The first installment is in November 2014.

On December 3, 2013, the Company entered into a loan with Macro Bank for Ps. 10.0 million. The loan bears interest at an annual fixed rate of 15.25% payable on a monthly basis. The loan has a repayment schedule with 34 monthly installments as from July 2014 and final maturity in April 2017.

The fair value of such loans is equivalent to their book value. The fair values are based on discounted cash flows at an effective rate of 15.25% for the loans received from Banco Macro S.A. and Banco Itaú Argentina S.A.

The current terms of the Company’s interest-bearing borrowings as of December 31, 2015 has been reviewed and compared to the market pricing at year’s end, and the carrying value is considered to represent a reasonable approximation to fair value.

13.

INCOME TAX AND DEFERRED TAX

The reconciliation between the tax computed for tax purposes and the income tax expense charged to the statement of comprehensive income in the years ended December 31, 2015 and 2014 is as follows:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

The analysis of the net deferred tax liabilities is as follows:

The components of the net deferred tax assets and liabilities as of December 31, 2015 and 2014 are the following:

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the years in which those temporary differences become recoverable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning in making these assessments.

Income tax expense computed at the statutory tax rate on pre-tax income differs from the income tax expense for the years ended December 31, 2015 and 2014 as follows:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

Cumulative tax loss carryforwards recorded by the Company that are pending at year end may be offset against taxable income in future years, according to the following detail:

Year	Amount	Expiration Date
2015 tax loss carryforward (estimated)	168,383	2020
Cumulative tax loss carryforward	168,383

The realization of deferred tax assets, including those mentioned losses, depends on the generation of future taxable income during the years in which temporary differences become deductible. To determine the realization of deferred tax assets, the Company considers the reversal of deferred tax liabilities, tax planning and projections of future taxable profits based on its best estimate in accordance with the guidelines set out in Note 5 .d). Based on these projections, the Company estimates that as of December 31, 2015 it is probable that all deferred tax assets are made.

14.

PROVISIONS

The total amount of the provisions is included in current liabilities.

15.

FINANCIAL RISK MANAGEMENT

1.

Financial risk factors

The Company’s activities and the market in which it operates expose it to a series of financial risks: market risk (including foreign exchange risk, cash flows interest rate risk, and commodity price risk), credit risk and liquidity risk. To that extent, the Company has different policies adopted to mitigate its exposure to financial risks.

1.1

Foreign exchange risk

The Company is primarily exposed to the fluctuation of the exchange rate of the U.S. dollar against the Argentine Peso due to the fact that almost its entire financial indebtedness is denominated in U.S. dollars.

As regards to the revenue derived from the Natural Gas Transportation segment, under Public Emergency and Reform of the Foreign Exchange System Law No. 25,561 (the “Public Emergency Law”), the tariffs charged by the Company are currently denominated in Argentine pesos. In accordance with the Public Emergency Law, in January 2002, public service tariffs were converted into Argentine pesos and fixed at an exchange rate of Ps. 1.00 = US$ l.00 even as the Argentine peso was allowed to devalue against the US dollar. On the other hand, revenues

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

in US dollars derived from the Liquids Production and Commercialization segment accounted for approximately 84% of the segment’s total revenues for both the years ended December 31, 2015 and 2014, respectively. Total revenues denominated in Argentine Pesos accounted for 39% and 35% for the years ended December 31, 2015 and 2014, respectively.

Considering the net liability financial position described in the table below, the Company estimated that, other factors being constant, a 10% appreciation of the US dollar against the Argentine Peso for the years ended December 31, 2015, and 2014 would have decreased the Company’s income before tax for the year in approximately Ps. 244,418 and Ps. 196,725, respectively. A 10% depreciation of the US dollar against the Argentine Peso would have an equal and opposite effect on the income statement. Actual results may differ significantly from these theoretical sensitivity scenarios.

Derivative Financial Instruments

To mitigate the foreign exchange risk, during the years 2015 and 2014, the Company entered into forward purchase of US dollars, as well as investments in mutual funds linked to the US dollar in order to cover the exposure to the risk associated with the foreign exchange rate derived from its financial debt.

At the end of this year, the net position is buying US dollars amounting to US$ 52.5 million at a weighted average exchange rate of Ps. 11.65 which due in May 2016. The fair value of these contracts as of December 31, 2015 amounted to a net asset position of Ps. 128,125, which is disclosed under the item “Derivative financial instruments” in the Statement of Financial Position. Such contracts are guaranteed by Ps. 29,910 which are disclosed under "Other Receivables."

1.2

Interest rate risk

The Company’s interest rate risk arises from long-term borrowings. Borrowings issued at floating rates expose the Company to cash flow interest rate risk. Borrowings issued at fixed rates expose the Company to fair value interest rate risk. The interest rate profile of the Company's borrowings is set out in Note 12.

Currently, the Company’s exposure to cash flow interest rate risk is limited due to the fact that 100% of its outstanding financial indebtedness bears fixed interest rates.

As far as interest-bearing financial assets, the exposure to interest rate risk is limited to the financial assets of the Company which bear variable interest rate. Most of the financial assets of the Company bear fix rate interests.

The following table shows a breakdown of the Company’s fixed-rate and floating-rate financial assets and liabilities as of December 31, 2015 and 2014:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

In view of the nature of the Company’s financial assets which bear variable interest, an immediate 100 basis points decrease in the interest rate would not have a significant impact on the total value of the financial assets.

1.3

Commodity price risk

Commercial operations performed by the Company in its Liquids Production and Commercialization segment are affected by a number of factors beyond its control, including changes in the international prices of the products sold, and government regulations on prices, taxes and other charges, among others.

The sale prices of propane and butane (“LPG”) and natural gasoline the Company exports in its Liquids Production and Commercialization segment are referenced to international prices (Mont Belvieu for the LPG and NWE ARA for the natural gasoline). These prices have historically been cyclical, reflecting overall economic conditions and changes in capacity within the industry, which may affect the profitability of companies engaged in this business.

Based on the volume of sales for the years ended December 31, 2015 and 2014, the Company estimated that, other factors being constant, a decrease of US$50/ton in the international price of LPG and natural gasoline, respectively, would have decreased the Company’s net comprehensive income in its Liquids Production and Commercialization segment in Ps. 151,299 and Ps. 69,228, respectively.

A US$ 50/ton increase would have an equal and opposite effect on the statement of comprehensive income.

The Company does not currently use derivative financial instruments to mitigate the risks associated with international commodity price fluctuations.

On the other hand, the price at which the Company sells ethane to PBB Polisur S.A. (“Polisur”) under an agreement expired on December 31, 2015 was subject to an annual adjustment process based on various factors including the Produce Price Index (“PPI”), natural gas price, the quality of the ethane shipped by the Company and the transportation tariffs and charges. Accordingly, the Company does not consider that the sale price of ethane poses a significant risk to the Company.

Furthermore, due to the sharp decrease in the international price of the ethane, the gap between the selling price of TGS has increased against the price offer by the alternative Polisur’s alternative supplier. This gap, plus the expiration of the contract, it would be expected that the risk of lower price or volumes of ethane sales could be considered high.

1.4

Credit risk

The Company’s exposures to credit risk takes the form of a loss that would be recognized if counterparties failed to, or were unable to, meet their payment obligations. These risks may arise in certain agreements in relation to amounts owed for physical product sales, the use of derivative instruments, and the investment of surplus cash balances. This risk mainly results from economic and financial factors or from a possible default of counterparty.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

The Company is subject to credit risk arising from outstanding receivables, cash and cash equivalents and deposits with banks and financial institutions, and from the use of derivative financial instruments. The Company’s policy is to manage credit exposure to trading counterparties within defined trading limits.

If any of the Company’s customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, the Company assesses the credit quality of the customer taking into account its financial position, past experience and other factors. The Company may seek cash collateral, letter of credit or parent company guarantees, as considered appropriate.

As of December 31, 2015 and 2014 the balance of current and non-current trade receivables, net of allowances of doubtful accounts are as follows:

The Company, in the normal course of business, renders natural gas transportation services, principally to gas distribution companies, and to Petrobras Argentina (one of the shareholders of CIESA). Significant customers in terms of revenues and trade receivables (net of allowances of doubtful accounts) from natural gas transportation for the years ended December 31, 2015 and 2014 are as follows:

	2015		2014
	Revenues	Trade receivables	Revenues	Trade receivables
MetroGAS	268,626	28,511	194,904	20,001
Camuzzi Gas Pampeana S.A.	154,209	16,480	108,668	22,433
Gas Natural BAN S.A. (“BAN”)	110,259	12,185	78,913	8,501
Petrobras Argentina	27,681	29,348	30,192	13,517
Camuzzi Gas del Sur S.A.	36,614	3,939	26,296	2,905

Revenues from Liquids Production and Commercialization customers (including those made on behalf of third parties, from whom the Company earns a commission and trade receivables (net of allowances of doubtful accounts) for the years ended December 31, 2015 and 2014 are as follows:

	2015		2014
	Revenues	Trade receivables	Revenues	Trade receivables
Polisur	1,298,152	346,197	1,055,582	89,148
Petredec Limited	254,061	29,435	944,233	42,989
Petroleo Brasileiro	95,618	-	627,468	25,475
Petrobras Global	44,058	-	-	-
Braskem Netherlands B.V.	135,971	35,996	-	-
Trafigura Beheer B.V.	159,911	-	-	-
Geogas Trading S.A.	112,392	33,796	83,134	-

Below is a detail of the maturities of the financial assets included in: (i) cash and cash equivalents, (ii) loans granted to related parties, (iii) other financial assets at fair value through profit or loss, (iv) trade receivables, (v) other receivables and (vi) derivate financial instruments, as of December 31, 2015 and 2014:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

The Company is exposed to counterparty credit risk on cash and cash equivalent balances. The Company holds cash on deposit with a number of financial institutions. The Company manages its credit risk exposure by limiting individual deposits to clearly defined limits in various financial institutions. The Company considers that this risk is limited because it has short-term funds policies whose main objective is to obtain an adequate return in terms of market characteristics and minimizing exposure. The Company only deposits with high quality banks and financial institutions.

The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents in the statement of financial position. Below we include information regarding their credit rating:

Concept	(In thousands of pesos)	Credit rate
Time deposits	51,058	BBB-
Time deposits	143,252	CCC
Time deposits	144,684	CCC-
Mutual funds	22,891	A
Mutual funds	17,873	AA+
Mutual funds	82,009	AA
Mutual funds	44	AAA
Public Bonds	2,863	CCC

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

1.5

Liquidity risk

The Company is exposed to liquidity risks, including: risks associated with refinancing borrowings as they mature, the risk that borrowing facilities are not available to meet cash requirements and the risk that financial assets cannot readily be converted to cash without loss of value. Failure to manage financing risks could have a material impact on the Company’s cash flow and statement of financial position.

Prudent liquidity risk management includes managing the profile of debt maturities and funding sources and close oversight of cash flows projections. The Company has funding policies whose main objectives are to meet the financing needs at the lowest cost possible according to market conditions. The main objective of the Company is its financial solvency. Given the current financial market conditions, the Company believes that the availability of resources and the positive cash flow from operations are sufficient to meet its current obligations.

Additionally, TGS applies a methodology for analyzing and assigning credit limits to individual financial institutions in order to minimize the associated credit risk. In line with this, the Company invests its liquid funds in certain financial institutions with an appropriate credit rating.

The table below includes a detail of the maturities of the obligations corresponding to financial liabilities corresponding to: trade payables, payroll payables, other payables, derivative financial instruments and loans as of December 31, 2015 and 2014. The amounts disclosed in the table are the contractual undiscounted cash flows and as a result, they do not reconcile to the amounts disclosed on the statement of financial position.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

1.6

Capital risk management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal credit quality and capital structure to reduce the cost of capital.

The Company seeks to maintain a level of cash generation from operating activities, which may allow it to meet all of its commitments.

The Company monitors capital on the basis of the gearing ratio. This ratio is calculated as total financial debt (including current and non-current loans as shown in the consolidated statement of financial position, if applicable) divided by total capital. Total capital is calculated as equity, as shown in the consolidated statement of financial position, plus total debt.

During the year ended December 31, 2015 and 2014, the gearing ratio was as follows:

	2015	2014
Total Loans (note 12)	3,335,192	2,465,689
Total Equity	1,695,434	1,867,543
Total Capital	5,030,626	4,333,232
Gearing ratio	0.66	0.57

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

2

FINANCIAL INSTRUMENTS BY CATEGORY AND HIERARCHY

2.1

Financial instrument categories

Accounting policies for the categorization of financial instruments are explained in Note 4.d. According to the provisions of IFRS 7 and IAS 32, non-financial assets and liabilities such as property, plant and equipment, investments in associates, inventories, advances from customers, deferred income tax, taxes and social taxes payables and provisions are not included.

The categories of financial assets and liabilities as of December 31, 2015 and 2014 are as follows:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

2.2

Fair value measurement hierarchy and estimates

According to IFRS 13, the fair value hierarchy introduces three levels of inputs based on the lowest level of input significant to the overall fair value. These levels are:

•

Level 1: includes financial assets and liabilities whose fair values are estimated using quoted prices (unadjusted) in active markets for identical assets and liabilities. The instruments included in this level primarily include balances in mutual funds and public or private bonds listed on the BCBA. Additionally within this level, the Company included derivative financial instruments because the settlement date thereof coincided with the closing date of the fiscal year. For the calculation of fair value, the corresponding quoted price was obtained.

•

Level 2: includes financial assets and liabilities whose fair value is estimated using different assumptions quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (for example, derived from prices). Within this level, the Company includes those derivate financial instruments for which it was not able to find an active market.

•

Level 3: includes financial instruments for which the assumptions used in estimating fair value are not based on observable market information.

During 2015, there were neither transfers between the different hierarchies of fair values nor reclassifications between financial instruments categories.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

The table below shows different assets and liabilities at their fair value classified by hierarchy as of December 31, 2015 and 2014:

The carrying amount of the financial assets and liabilities is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

As of December 31, 2015 and 2014, the carrying amount of certain financial instruments used by the Company including cash, cash equivalents, other investments, receivables, payables and short term loans are representative of fair value because of the short-term nature of these instruments.

The estimated fair value of other Non-current assets and Other loans does not differ significantly from the carrying amount. The following table reflects the carrying amount and estimated fair value of the 2007 Notes and 2014 Notes at December 31, 2015 and 2014 based on their quoted market price:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

16.

REGULATORY FRAMEWORK

a)   General framework of the regulated segment:

General aspects

Regarding TGS’ Natural Gas Transportation business, it is regulated by Law No. 24,076 (“the Natural Gas Act”), its regulatory Decree No. 1,738/92 and the Regulatory framework for the transportation and distribution of natural gas in Argentina. The Natural Gas Act created the Ente Nacional Regulador del Gas (“ENARGAS”), which is entitled, among other things, to set the basis for the calculation, monitoring and approval of tariffs.  On January 28, 2016, Resolution No. 7 of the Ministry of Energy and Mining of Argentina repealed the Resolution 2000/2005 of the Ministry of Federal Planning, Public Investment and Services (“MPFIPyS”) which provided that all tariff increases should have the prior intervention of the Undersecretary of Coordination and Management Control.

TGS License has been granted for an original period of 35 years beginning on December 28, 1992. However, the Natural Gas Act provides that TGS may apply to ENARGAS for a renewal of its license for an additional period of ten years. ENARGAS should evaluate at that time the performance of TGS and raise a recommendation to the Executive Branch. At the end of the period of validity of the license, 35 or 45, as appropriate, the Natural Gas Act requires a call for a new tender for the granting of a new license, in which TGS, provided the Company fulfilled substantially with the obligations resulting from the license, would have the option of matching the best offer that the Government received in this bidding process.

General tariff situation

Prior the enactment of the Public Emergency Law, and according to the Regulatory Framework, transportation tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at the date of the billing. The basic natural gas transportation tariffs charged by TGS had been established at the time of the privatization of GdE and were to be adjusted, subject to prior authorization, in the following cases: (i) semi-annually to reflect changes in the US producer price index (“PPI”) and (ii) every five years according to efficiency and investment factors determined by ENARGAS. The “efficiency factor” is a reduction to the base tariff resulting from future efficiency programs while the “investment factor” increases the tariffs to compensate the licensees for future investments which are not repaid through tariffs. Also, subject to ENARGAS approval, tariffs were to be adjusted to reflect non-recurrent circumstances or tax changes, other than income tax.

The terms and conditions as described in the precedent paragraph in connection with tariff adjustments contemplated within the Regulatory Framework are no longer effective since the enactment of the Public Emergency Law in early 2002, which, among other provisions, eliminated tariff increases based on US dollar exchange rate fluctuations, foreign price indexes or any other indexing procedure and established a conversion rate of one peso to one US dollar for tariffs. The Public Emergency Law also granted the Executive Branch power to renegotiate contracts entered into with private utility companies, pursuant to the framework included in the said law as long as it is in force, which will expire in December 31, 2017, after several extensions.

In July 2003, the Unit for Renegotiation and Assessment of Utilities Contracts (“UNIREN”) was created under the joint jurisdiction of the Ministry of Economy and Finance and the Ministry of Federal Planning, Public Investment and Services (“MPFIPyS”). UNIREN conducts the renegotiation process of the contracts related to utilities and public works, and is entitled to enter into total or partial agreements with the licensees and submit projects regulating the transitory adjustment of tariffs and prices, among other things. As provided in the Public Emergency Law, TGS should reach a consensus with the UNIREN on the modalities, terms and dates for signing the comprehensive agreement before its due date. In the event that such a consensus is not reached, UNIREN will submit a report to the Executive Branch with recommendations of the next steps to follow in the future.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

On February 16, 2016, the Executive Branch issued Decree No. 367/2016. It establishes the dissolution of the UNIREN and transfers to each ministry the responsibility to renegotiate public service agreements. In our case, the assumption of UNIREN duties will be by the Ministry of Energy and Mining together with the Ministry of Economy and Public Finance.

Transitional Agreement

On October 9, 2008, TGS signed the 2008 Transitional Agreement with UNIREN that contemplated a tariff increase of 20%, which would be retroactively applicable to September 1, 2008 (the “Transitional Agreement”). On December 3, 2009, the Executive Branch ratified this transitional agreement through Decree No. 1,918/09. By means of this decree, TGS will be able to bill the tariff increase to its clients as soon as ENARGAS publishes the new tariffs schedule and sets the methodology to bill the retroactive effect. This administrative act did not become effective promptly and because of this delay, in August 2010, TGS requested from ENARGAS authorization to issue the tariff schedule, including the 20% transitory tariff increase and the retroactive collection methodology, and application of an interest rate in line with the established method of payment. ENARGAS responded to TGS that they had submitted the records and the tariff project to the Coordination and Management Control Under-Secretariat (“SCyCG”), which is under the scope of MPFIPyS, based on Resolution No. 2000/2005 of MPFIPyS.

On September 30, 2010, the Company filed an acción de amparo (a summary proceeding to guarantee constitutional rights) under the terms of the Article 43 of the National Constitution and Law No. 16,986, against the ENARGAS and the SCyCG, in order to obtain the implementation of the new tariff schedule, which had favorable reception in court.

On April 7, 2014, ENARGAS issued Resolution No. I-2852 (the “Resolution No. I-2852”) containing the new rate schedules authorizing an increase to the rate applicable to the natural gas firm and interruptible transportation rates. This tariff increase was established in a progressive scheme beginning with an 8% increase as from April 1, 2014, an accumulated 14% increase as from June 1, 2014 and an accumulated 20% increase as from August 1, 2014. These tariff increases were not enough to effectively support the increasing operating costs in the natural gas transportation business segment. Over the past 15 years, the Consumer Price Index has increased by 582.6%, while the Wholesale Price Index rose 828.6% and the Salary Index jumped by 1,323.1%.

On June 5, 2015, ENARGAS issued Resolution No. 3347, complementary to Resolution No. I-2852, which approves an increase in the tariff schedule applicable to the public transportation of natural gas as from May 1, 2015. This increase represents to TGS a temporary increase of 44.3% in the price of the service of natural gas transportation and 73.2% in the Charge of Access and Use ("CAU").

These increases represent a partial recognition of prior administrative claims made by the Company but they were not enough to alleviate the constant increase in the operating costs. TGS will continue with the corresponding actions towards safeguarding its rights, including those necessary to accomplish the signing of the Integral Renegotiation License Agreement (“Integral Renegotiation Agreement”).

On December 19, 2014 and due to the delay in implementing the provisions of Decree No. 1918/09, the Company filed administrative claims under the terms of Article 30 of the National Administrative Procedures Act to the Argentine government claiming damages for the failure to implement the retroactive increase provisions of the Transitional Agreement for the period between September 1, 2008 and March 31, 2014 and the lack of adjustment of the CAU.

On the other hand, with respect to the execution process corresponding to the appeal initiated in September 2010, TGS filed an acción de amparo against ENARGAS and SCyCG asking for implementation of the new tariff increase schedule. On September 19, 2014, the judge of the First Instance rejected TGS’ request that ENARGAS publish the tariff schedule, alleging that after the issuance of resolution I-2852, said organism has complied with the publication of the

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

tariff schedule authorized in Decree No. 1,918/09. Therefore, on September 25, 2014 TGS filed an appeal before the national Chamber for Federal Administrative Law Disputes of the City of Buenos Aires. This appeal was dismissed on November 18, 2015.

After the change of the national government authorities in December 2015, the Company is negotiating an additional transitional tariff increase with no certain implementation date.

Integral Renegotiation Agreement

In October 2008, TGS received an integral license renegotiation agreement from UNIREN (which included the initial 20% tariff increase), whose purpose is the license renegotiation and the overall tariff revision. This proposal was not accepted by TGS since the granting of an indemnity required for the Argentine Government was unable to provide.

In October 2011, TGS received a new proposal from UNIREN (the “Renegotiation Agreement”) which included similar terms and conditions from the ones included in the last proposal received in 2008. In August 2011 TGS’ Board of Directors approved the new proposal, which was initiated by the Company allowing UNIREN to initiate the administrative procedure for finalizing the Renegotiation Agreement. UNIREN issued a supplementary report for the subscription of the Renegotiation Agreement between the Argentine Government and TGS, filing it on December 22, 2011 together with the Agreement filed by TGS before the Legal Under Secretary of the MPFIPyS. Taking into consideration that the case was returned to UNIREN, on July 16, 2012 TGS called for the continuation of appropriate administrative proceedings. On October 4, 2012, TGS notified the UNIREN the filing made before ENARGAS and the Comisión Nacional de Defensa de la Competencia (“CNDC”) regarding the suspension of the claim initiated by Enron Corp. and Ponderosa against the Argentine Republic mentioned above, and formally required the order of quick sentence.

Given the lack of progress in the administrative procedure in MPFIPyS, on December 29, 2014, TGS filed a preliminary administrative appeal under the terms of article 30 of the National Administrative Procedures Act to the Argentina Government claiming damages for the failure to implement the recomposition of the tariff.

In October 2015, the Company and the UNIREN signed a new version of the Integral Renegotiation Agreement to incorporate as legal predecessor the Resolution 3347. The sustainable recovery of the transportation of natural gas business segment, which within the national energy matrix is strategic for the development of the Argentine economy, will depend on the effective implementation of the Integral Renegotiation Agreement. As of the date of issuance of these consolidated financial statements there is no certainty of when the Integral Renegotiation Agreement shall be subscribed and implemented by the Argentine Government.

Acquisition of the Rights of Arbitration Proceedings

In November 2005, in response to the requirement made by the UNIREN, Ponderosa Assets L.P., as an indirect shareholder of TGS and CIESA, informed a claim that was filed jointly with Enron Corp. against the Argentine Government under the International Centre for Settlement of Investment Disputes of the World Bank (the “ICSID Claim”). The ICSID Claim argues that the pesification of tariffs and other unilateral changes to our regulatory structure affected by the Public Emergency Law and related laws and decrees violate the requirement of fair and equitable treatment under the treaty. On May 22, 2007, ICSID decided in favor of Enron and ordered the Government to pay US$ 106.2 million to the Claimants. In July 2010, an ICSID committee annulled the award rendered in 2007 and ordered the Claimants to reimburse the Government the total amount of the annulment award costs. This annulment does not prevent the plaintiff from filing a new claim before the ICSID. On October 18, 2010, Enron Creditors Recovery Corp. (Enron’s new corporate name) and Ponderosa filed a new claim against the Government before the ICSID. In June 2011, a tribunal to hear the case was constituted.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

On March 11, 2011, Pampa entered into a call option agreement with the Claimants in order to acquire the rights to monitor, suspend and withdraw the ICSID Claim. In October, 2011, Pampa acquired the rights under the arbitration proceeding (the "Rights of the arbitration proceeding") which include the powers to suspend, monitor and withdraw from arbitration proceedings.

Through the enactment of Resolutions No. I-2852 and No. I-3347 and after having verified its effectiveness, the Transitional Agreement was implemented between the Company and UNIREN in October 2008, and thus, the condition provided by the loan awarded by TGS to Pampa Energía that consists of its compulsory cancellation by transferring the rights acquired by Pampa with the proceeds of the Loan in respect of the arbitration proceeding initiated by Enron Creditors Recovery Corp. and Ponderosa Assets LLP against the Republic of Argentina before the International Centre for Settlement of Investment Disputes ("ICSID") of the World Bank ("the Arbitration Proceeding"). The rights acquired under the arbitration proceeding (the "Rights of the arbitration proceeding") include the powers to suspend, monitor and withdraw from arbitration proceedings.

The acquisition of the Rights of the Arbitration Proceeding by TGS was implemented through the transfer to a trust established abroad of which TGS shall be its beneficiary.

As of the date of issuance of these consolidated financial statements, as agreed with the National Government, the Arbitration Proceeding is suspended until April 12, 2016.

The exercise of the Rights of the arbitration proceeding allows TGS to continue with the tariff renegotiation process and comply with the conditions for the signing and implementation of the Integral Renegotiation Agreement by the Executive Branch and the new rate schedules resulting from the Integral tariff Review process provided therein. In accordance with the terms and conditions of the Integral Renegotiation Agreement, TGS may suspend and subsequently abandon those claims brought against Argentina for the lack of tariff adjustments by the Producer Price Index ("PPI") following the enactment of Law No. 25,561.

According to IFRS, the Rights of the arbitration proceeding do not qualify to be recognized as an asset in the financial statements of the Company. Consequently, they were recognized and classified under "Other Operating (loss) / Income" in the Statement of Comprehensive Income for the year ended December 31, 2015. The net loss recognized amounted to Ps. 324,390.

b)

  Regulatory Framework for non-regulated segments

Domestic market

The Production and Commercialization of Liquids segment is subject to regulation by ENARGAS, and as it is provided in the Transfer Agreement, is organized as a separate business unit within TGS, keeping accounting information separately. However, over recent years, the Argentine Government enacted regulations which significantly impacted on it.

In April 2005, the Argentine Government enacted Law No. 26,020 which sets forth the regulatory framework for the industry and commercialization of LPG. Among other things, the Law No. 26,020 creates the framework through which the Federal Energy Bureau establishes regulations meant to cause LPG suppliers to guarantee sufficient supply of LPG in the domestic market at low prices. Law No. 26,020 creates a price regime pursuant to which the Federal Energy Bureau periodically publish reference prices for LPG sold in the local market. It also sets forth LPG volumes to be sold in the local market.

On March 30, 2015, the Executive Branch issued Decree No. 470/2015, regulated by Resolution No. 49/2015 issued by the Federal Energy Bureau. Both replaced Stabilization Agreement signed in September 2008 between the Federal Energy Bureau and the LPG producers (“Stabilization Agreement”) (which, after several extensions, remained in force until March 31, 2015) creating a new framework for the selling of LPG bottles to residential users (the “New Program”).

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

In line with the Stabilization Agreement, the Federal Energy Bureau regulates the price and the quantity of LPG sold in the domestic market by each LPG producer, in order to guarantee sufficient supply of LPG to low-income residential users, by committing the LPG producers to supply at a fixed price (below the market price) with a quota assigned to each producer. This price reduction is partially offset by a subsidy paid to producers by a trust fund created for that purpose. Through the New Program, the Argentine government subsidizes low-income residential users.

On April 1, 2015, the Federal Energy Bureau issued Resolution No. 70/2015, which sets the new reference prices and the compensation to be paid to domestic LPG producers intended for ten, twelve and fifteen kilos LPG bottles under the New Program. Notes 547/15 and 612/15 of the Federal Energy Bureau notified the volumes to be sold by TGS during 2015.

Participation in the New Program requires producing and selling LPG volumes required by the Federal Energy Bureau at prices significantly below the market. Because of this requirement, it is difficult to cover production costs and therefore obtaining a negative operating margin. It is impossible to sustain this situation in the future and TGS is conducting talks with the National Government to find an immediate solution.

Regarding the Stabilization Agreement, the payment of the amounts associated with the supply of the months of February and March 2015 are still owed to TGS, and thus, on September 15, 2015 a claim was formally presented before the Federal Energy Bureau intimating the cancellation.

On June 3, 2015, the Company filed a motion for reconsideration against the provisions of Federal Energy Bureau regarding volumes of LPG provided during 2015 under the New Program. Additionally, on August 18, 2015, TGS lodged a claim which disputed Resolutions 49/15 and 70/15.

In addition, on March 16, 2015, Resolution No. 792/05 has been replaced by the Federal Energy Bureau issuing Resolution No. 36/2015. This new resolution updates the export parity price for the LPG sold in the domestic market to those clients not included under the scope of the New Program since April 1, 2015.

Regarding the supply of propane for distribution networks, TGS has complied with the agreement entered in 2003 with the National Government and the successive extensions thereto. By means of the mentioned agreement, the Federal Energy Bureau outlined the prices and the procedures through which participating companies are remunerated.  As of the date of the issuance of these consolidated financial statements, the agreement extension corresponding to the period May 2015- April 2016 has not been signed by the parties yet. Notwithstanding the aforementioned, TGS continued supplying the product at the request of the National Government.

Due to a delay in the collection of the compensation mentioned above, which as of December 31, 2015 amounted to Ps. 114.4 million, in August and November 2015, TGS filed payment default notices to the Federal Energy Bureau. As of the date of the issuance of these consolidated financial statements, no formal response has been given to the mentioned payment default notices.

Through Presidential Decree No. 2,067/08, the Executive Branch created a tariff charge to be paid by (i) the users of regulated services of transportation and / or distribution, (ii) natural gas consumers receiving natural gas directly from producers without making use of transportation systems or natural gas distribution, (iii) the natural gas processing companies in order to finance the import of natural gas. The tariff charge sets forth in the Decree finance the higher price of the natural gas imports required to compensate the injection of natural gas necessary to meet national requirements (the “natural gas processing tariff charge”).

The payment of the natural gas processing tariff charge was selectively subsidized from 2008 according to the destination of the natural gas. In November 2011, however, ENARGAS issued Resolution No. 1,982/11 and 1,991/11 (the “Gas Tariff Resolutions”) which modified the list of

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

the subsidy beneficiaries, and thus, involved a cost increase for many of our clients and for us (for certain of our consumption for our own account). The natural gas processing tariff charge increased from Ps. 0.049 to Ps. 0.405 per cubic meter of natural gas effective from December 1, 2011, representing a significant increase in our variable costs of natural gas processing.

In order to avoid this damage, TGS appealed against the Presidential Decree and the Resolutions including National Government, ENARGAS and MPFIPyS as defendants. On July 10, 2012, TGS obtained from the Court of Appeals in administrative federal matters based in the Autonomous City of Buenos Aires, the issue of a preliminary injunction which provides that TGS is exempt from the billing and the payment of the tariff charge increase according to the Resolutions, pending the resolution of the claim.

Should this situation disclosed in Note 17.d was not resolved favorably; TGS could have in the future a significant impact on the results of operations. Notwithstanding this, the Management believes it has sufficient grounds to defend its position.

International market

Exports of natural gasoline and LPG have been subject to a withholding regime consistent in the application of a percentage tax on exported amounts varying depending on the FOB price of them. In this context, Resolution No. 394/2007 and No. 127/2008 of the Ministry of Economy and Production disposed this determination.

Under the current framework in which the activities of this business segment are developed, the national government introduced amendments to the rates in force.

On December 30, 2014, the MEF issued Resolution No. 1,077/2014, which modified the nominal rates applicable for the export of oil and oil by-products, including the natural gasoline sold by TGS. The new withholding tax on exports regime considers the price of Brent crude oil less 8 US$/bbl (“IP”) as a reference price to determine the applicable rate. When the IP is less than 71 US$/bbl the nominal rate of the withholding tax on export for the natural gasoline will be 1%. When the IP is greater than 71 US$/bbl, the rate will be (IP- 70) / 70 x 100. Thus far during 2015, IP has been below US$ 71/bbl, so the applicable nominal rate for the exports of natural gasoline has been 1%.

On February 25, 2015, the Ministry of Economy issued Resolution No. 60/2015. This resolution modified the variable export withholding tax regime established under Resolution No. 127/08. According to the new methodology, the minimum tax rate is 1% if the international prices for propane and butane are lower than US$ 464 and US$ 478 (the “reference value”) per metric ton, respectively. If the propane and butane international prices are higher than the reference value, tax rate applicable to the selling price is calculated on a sliding scale according the amount by which the selling price exceeds the cut-off value of US$ 460 and US$ 473 per metric ton, respectively.

c)   Expansion of the natural gas transportation system

Since 2004, the natural gas transportation system expansion works have been carried out under the Gas Trust Fund Program framework, which was created through Executive Branch Decree No. 180/04 and Resolution No. 185/04 issued by the MPFIPyS, aimed at financing the expansion of the national natural gas transportation system in a manner different from that established in the License.

Under such framework, the MPFIPyS, the Federal Energy Bureau and the natural gas transportation companies, among others, signed in April 2006 a Letter of Intent to carry out the second expansion of the gas pipeline system. In December 2006, the gas trust fund contracts for the second expansion were signed, and TGS entered into an agreement under which TGS will manage the expansion project.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

Expansion works initiated in 2006, which were planned in gradual stages, were executed with the aim to be financed by other gas trust funds, whose trustors are the gas producers and the shippers who subscribed the additional capacity. The works will be repaid with a new tariff charge that will be finally paid by the business and industrial users with firm transportation contracts, except for the distribution companies. In addition, TGS is in charge of the rendering of firm transportation services. For these services, TGS is paid a monthly Charge for Access and Use (“CAU”). As of December 31, 2015, the incremental transportation capacity was 307 MMcf/d after the works came into service.

In May 2011, TGS received Valores Representativos de Deuda (“debt securities”) from the trust fund, date of issue February 2010, which cancelled the account receivable of Ps. 48.1 million related to services rendered for the 247 MMcf/d expansion works. These debt securities amortize principal in 85 monthly, consecutive and equal installments and bear CER interest plus an 8% from their date of issue.

In October 2011, TGS, the Federal Energy Bureau and the trustee of the gas trust funds agreed the terms and conditions under which TGS will render the operation and maintenance services of the assets associated with the incremental transportation capacity of 378 MMcf/d.

Moreover, in October 2011 an amendment to the management agreement corresponding to the works initiated in 2006 was agreed in order to include management services associated with an expansion which will increase firm transportation capacity by 131 MMcf/d and its remuneration, which amounted to Ps. 37 million. Said agreement provided an advance payment equivalent to 20% of the total remuneration, and the remainder 80% through debt securities which amortize principal, in 96 monthly, consecutive and equal installments and bear CER plus a spread of 8% from their date of issue.

As of the date of the issuance of these consolidated financial statements, TGS received debt securities from the trust fund which cancelled the 90% of the mentioned advanced payment and the works that started operating. The principal of said debt securities amounted to Ps. 32.4 million (including accrued interest) as of December 31, 2015 and it is amortized in 96 monthly, consecutive and equal installments which bear CER plus a spread of 8% from their date of issue. The 10% remaining amount was cancelled in cash.

d)   Essential assets

A substantial portion of the assets transferred by GdE has been defined as essential for the performance of the natural gas transportation service. Therefore, TGS is required to keep separated and maintain these assets, together with any future improvements, in accordance with certain standards defined in the License.

TGS may not, for any reason, dispose of, encumber, lease, sublease or loan essential assets nor use such assets for purposes other than the provision of the licensed service without ENARGAS´s the prior authorization. Any expansion or improvements that it makes to the gas pipeline system may only be encumbered to secure loans that have a term of more than one year to finance such extensions or improvements.

Upon expiration of the License, TGS will be required to transfer to the Argentine government or its designee, the essential assets listed in an updated inventory as of the expiration date, free of any debt, encumbrances or attachments, receiving compensation equal to the lower of the following two amounts:

i)

the net book value of the essential assets determined on the basis of the price paid by the acquiring joint venture, and the original cost of subsequent investments carried in US dollars and adjusted by the PPI, net of accumulated depreciation according to the calculation rules to be determined by ENARGAS; or

ii)

  the net proceeds of a new competitive bidding.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

Once the period of the extension of the License expires, TGS will be entitled to participate in the New Bidding, and thus, it shall be entitled to:

(i) that its bid in the New Bidding be computed at an equal and not lower price, than the appraisal value determined by an investment bank selected by ENARGAS, which represents the value of the business of providing the licensed service as it is driven by the Licensee at the valuation date, as a going concern and without regard to the debts;

(ii) to obtain the new License, without payment, in the event that any bid submitted in the new tender exceeds the appraised value;

(iii) to match the best bid submitted by third parties in the new Bidding, if it would be higher than its bid mentioned in (i),  paying the difference between both values to obtain the new License;

(iv) if the Licensee has participated in the New Bidding but is unwilling to match the best bid made by a third party, to receive the Appraisal Value as compensation for the transfer of the Essential Assets to the new licensee, any excess paid by the third party shall remain for the grantor.

17.

COMMON STOCK AND DIVIDENDS

a)

Common stock structure and shares’ public offer

As of December 31, 2015 and 2014, TGS’ common stock was as follows:

Common Shares Class (Face value $ 1, 1 vote)	Amount of common stock, subscribed, issued, paid in, and authorized for public offer
Class “A”	405,192,594
Class “B”	389,302,689
794,495,283

TGS's shares are traded on the BCBA and under the form of the ADS (registered in the SEC and representing 5 shares each) on the New York Stock Exchange.

b)

Limitation on the transfer of the TGS’ shares

TGS’ by-laws provide that prior approval of ENARGAS and the unanimous approval of CIESA’s shareholders, under agreements among them, must be obtained in order to transfer Class “A” shares (representing 51% of common stock). The Bid Package states that approval of ENARGAS will be granted provided that:

-

The sale covers 51% of common stock or, if the proposed transaction is not a sale, the transaction that reduces the shareholding will result in the acquisition of a shareholding of not less than 51% by another investment company; and

-

The applicant provides evidence to the effect that the transaction will not impair the operating quality of the licensed service.

In the case of shareholders of CIESA who have qualified to obtain such condition due to the equity, guarantee and/or technical background of their respective parent companies, the sale of shares representing the capital of such subsidiaries by the respective ultimate, direct or indirect parent companies, and/or the cessation of management running TGS, requires the prior authorization of ENARGAS.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

In case TGS wishes to reduce its capital, redeem its shares or distribute any part of its equity, except for the payment of dividends, in accordance with the provisions of the Argentine Business Associations Law, it requires prior authorization from ENARGAS.

On October 5, 2015, the Argentine Congress passed law No. 27,181. It declared of public interest the protection of the National Government’s shareholdings that are part, among others, of the investment portfolio of the Fondo de Garantía de Sustentabilidad. To such effect, the Argentine Agency of Government Investments in Companies was created as an enforcement authority.

c)   Restrictions on distribution of retained earnings

Under current Argentine legal requirements and CNV standards, 5% of each fiscal year net income must be appropriated into a legal reserve, provided that there is no unappropriated retained deficit. In such case, the 5% should be calculated on any excess of the net income over the unappropriated retained deficit. This appropriation is legally binding until such reserve equals 20% of the amount which results from the sum of the “Common stock nominal value” and the balance of “Cumulative inflation adjustment to common stock”.

In addition, the by-laws provide for the issuance of Profit Sharing Vouchers, as defined in Article 230 of the Argentine Business Associations Law, which Vouchers entitle all regular employees to share in 0.25% of TGS’ net income for each year.

According to law No. 25,063, the dividends paid in cash or in kind, in excess of the tax profit, will be subject to a 35% withholding tax of the income tax, as sole and only payment.

Furthermore, TGS is subject to certain restrictions for the payment of dividends, which were contemplated in the outstanding debt agreements (Note 12 – “Covenants”).

18.

LEGAL CLAIMS AND OTHER MATTERS

a)   Exemption of the sales of liquids in Turnover Tax

In the framework of the Tax Agreement subscribed by the Argentine Government and the Provinces in 1993, and as from the enactment of provincial Law No. 11,490, TGS required the Tax Bureau of the Province of Buenos Aires to exempt the sales of liquids from the turnover tax in its jurisdiction. In September 2003, the Tax Bureau of the Province of Buenos Aires, through Resolution No. 4,560/03, denied the exemption. In October 2003, TGS filed an administrative appeal with the Tax Court of the Province of Buenos Aires.

In February 2007, the Tax Court partially upheld TGS’s complaint. In its pronouncement, the Tax Court stated that ethane, propane and butane sales were within the scope of the turnover tax exemption but that neither propane nor butane sales qualified for the exemption in the domestic market, when they were not raw materials for an industrial process.

For the previously mentioned, TGS filed an appeal in May 2007 before the Province of Buenos Aires Court to obtain the exemption alleging that propane and butane sales might be utilized for other uses different from petrochemical industry. On December 14, 2014, the Company was notified of the sentence against its interests. On December 22, 2014, TGS filed an appeal against this sentence. As of the date of these Financial Statements, the Court has not issued a final decision.

On February 19, 2008, TGS was notified with a formal assessment notice of Ps. 3.6 million (not including interest) regarding the payment of the turnover tax corresponding to the period ranging from August 2003 to December 2004. On March 11, 2008, TGS filed a discharge within the Tax Bureau of the Province of Buenos Aires which was rejected and thus, the Company filed an appeal with the Tax Court of this province in January 2009. On November 23, 2013 the Tax

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

Court partially upheld TGS’s complaint. As of the date of these Financial Statements, the final settlement is still pending.

On December 4, 2012, TGS was notified with a new formal assessment notice of Ps. 0.8 million regarding the payment of the turnover tax corresponding to the fiscal year 2006 related to the production of liquefied gas, butane, propane and natural gasoline.

TGS unsuccessfully argued that the prescribed period was time limit. Subsequently, on August 5, 2015, the Court of First Instance upheld the time limit exception raised by TGS, which was appealed by ARBA. Currently, the record is for judgment by the Court of Appeals.

As of December 31, 2015 and 2014, TGS maintains a provision of Ps. 14.9 million and Ps. 21.1 million, respectively.

b)    Turnover tax calculated on the natural gas price used by TGS as fuel to render its transportation services

The Company has interpretative differences with several provinces regarding the liquidation of the turnover tax calculated on the natural gas price used by TGS as fuel to render its transportation services. In this framework there have been initiated several lawsuits against TGS, which have adversely concluded by the Company. In this respect, after having paid the amounts claimed in previous years, the Company has begun a tax recovery appeal process to claim to the provinces of Neuquén, Rio Negro, Santa Cruz and Tierra del Fuego a total amount of Ps. 2.9 million, Ps. 0.7 million, Ps. 8.4 million and Ps. 11.2 million, respectively.

During the year 2015, after the rejection of the tax debt claims presented by the Tax Bureau of the Province of Tierra del Fuego, e Islas del Atlántico Sur, in November 2015, the Company paid an amount of Ps. 40.4 million canceling the total debt claimed by the 2002-2007 fiscal years and the period January 2008 to March 2013.

As of December 31, 2015 and 2014, the Company recorded a provision of Ps. 127.8 million and Ps. 120.8 million, respectively, in respect of this contingency under the line item "Provisions", which amounts were determined in accordance with the estimations of tax and interests, that would be payable as of such date, in case this contingency turns out unfavorable for the Company.

In accordance with the provisions of the License, TGS has a right to recover it by a transportation tariff increase. To that end, TGS has initiated the corresponding administrative processes before the ENARGAS.

c)

Action for annulment of ENARGAS Resolutions No. I-1,982/11 and No. I-1,991/11 (the “Resolutions”)

Within the framework of a legal action against the Resolutions (for further information, see Note 16.b), on July 10, 2012, TGS obtained from the Court of Appeals in administrative federal matters based in the Autonomous City of Buenos Aires, the issue of a preliminary injunction, ordering the Executive Branch (the Federal Energy Bureau), ENARGAS and Nación Fideicomisos S.A., as collection agents, not to bill or intend to collect from TGS the charge with the amounts in compliance with the provisions set forth in both Resolutions and to continue the billing and collection of the amounts stated prior to the issuance of said Resolutions.

ENARGAS and the Argentine National Government appealed the granting of the injunction before the Court of Appeals in administrative federal matters to resolve the applicability and legal continuity of the preliminary injunction. On December 21, 2012, TGS expanded the grounds of demand and requested the case to be referred to the defendants. Since March 18, 2013, the legal proceedings are ongoing at ENARGAS and the Executive Branch, the bodies to which such proceedings were referred by the Court of Appeals for a prior intervention before the issuance of its ruling.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

The violation of the constitutional principles that govern matter and annulment of administrative acts carried out to implement the Resolutions mentioned above, is substantially the fundamental issue raised by TGS in the legal action, because no tax burden may be enforceable without the prior existence of a law framed within the constitutional precepts, and created by the Legislative Branch by a special law. This has been the basis adopted by the presiding judge to issue the injunction mentioned. This decision was confirmed on April 7, 2014 by the relevant Court of Appeals, but only for a period of six months. On March 27, 2015 the Lower Court in administrative federal matters based in the City of Buenos Aires, extended the preliminary injunction for a new period of six months. Thus, the new injunction expires in April 2016.

Given this limited duration, TGS filed an appeal before the Supreme Court. Additionally, ENARGAS and the Ministry of Federal Planning and Public Investment lodged appeals with respect to the granting of the injunction. On December 9, 2015, the Supreme Court rejected the appeals filed complaint by the parties and thus, the injunction was granted to TGS.

Furthermore, TGS to broaden the basis for their demand after the enactment of Law No. 26,784 which amended Law No. 26,095 so as to include the natural gas processing tariff charge under the taxes whose creation was delegated to the Executive Branch by the National Congress, TGS has referred to the presiding judge confiscatory character that the tariff charge would have on its economic and financial condition of being in full force Resolutions that implement it. As of the date of issuance of the consolidated financial statements, such proceedings are open.

In addition, on September 21, 2015, the court rejected the request to ENARGAS that was filed earlier this year tending to declare the prosecution abstract and the injunction without effect, taking as precedent the previous ruling "Alliance", issued by the Supreme Court of Justice.

TGS’s Management believes it has enough valid arguments to defend their position, and thus, the Company has not recorded the increase of the charge for natural gas consumptions from the date of obtaining the injunction until the date of the issuance of these consolidated financial statements. In the event this injunction had not been obtained, the impact of the Resolutions for the years ended December 31, 2015, taking into account the possibility of carryforward the charge to the sales price of the product, would have implied a net loss of Ps. 177.3 million and. Meanwhile, the accumulated impact on the retained earnings since obtaining the injunction would have involved a reduction effect of Ps. 549.5 million.

d)

Recovery action of VAT and income tax

On October 9, 2008, TGS signed the 2008 Transitional Agreement with UNIREN that contemplated a tariff increase of 20%, which would be retroactively applicable to September 1, 2008. On December 3, 2009, the Executive Branch ratified this transitional agreement through the Presidential Decree No. 1,918/09. By means of this decree, TGS will be able to bill the tariff increase to its clients as soon as ENARGAS publishes the new tariffs schedule and sets the methodology to bill the retroactive effect. Finally, this administrative act did not become effective and therefore in September 2010 TGS filed an acción de amparo (a summary proceeding to guarantee constitutional rights). Due to the passing of time since the enactment of Decree No. 1918/09, on December 16, 2010 the Board of Directors of the Company resolved to discontinue the recognition of the tariff increase revenue and to reverse the credit provision of the tariff increase revenue already accrued in the year ended December 31, 2009. The reversal of the tariff increase does not imply any resignation to the Company´s right resulting from the Decree No. 1,918/09.

On May 24, 2013, TGS filed a tax recovery appeal with respect to the income tax and VAT credits generated by the reversal of the tariff increase credit mentioned above. After the omission to pass judgment on the claim within the three months of the filing of the tax recovery appeal, on October 9, 2013, TGS filed an appeal before the Federal Tax Bureau, which was not solved yet. As of the date of the issuance of these consolidated financial statements, the case is in evidence stage.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

The total amount claimed by TGS amounted to Ps. 69.4 million plus compensatory interests. The outstanding balance of this credit has been valued at its amortized cost and it has been included in “Other non-current receivables.”

e)

Others

In addition to the matters discussed above, the Company is a party to certain lawsuits and administrative proceedings which involve taxation, labor claims, social security, administrative and others arising in the ordinary course of business. The Company’s Management and its legal advisors estimate that the outcome of these differences will not have significant adverse effects on the Company’s financial position or results of operations. As of December 31, 2015 and 2014 the total amount of these provision amounted Ps. 7.3 million and Ps. 8.3 million, respectively.

f)

Environmental matters

The Company is subject to extensive environmental regulations in Argentina. TGS’ management believes that its current operations are in material compliance with applicable environmental requirements, as currently interpreted and enforced. The Company has not incurred in any material environmental liabilities as a result of its operations to date. As of December 31, 2015 and 2014 the total amount of these provision amounted Ps. 0.1 million, respectively.

g)

Arbitral claim

The Secretariat of the International Court of Arbitration of the International Chamber of Commerce has notified the Company a request for arbitration requested by Pan American Energy LLC Suc. Arg. and Pan American Sur SA (the "applicants") related to the allocation of products derived from natural gas processing and in terms of certain agreements with the applicants, the amount of which will result from the evidence occurred in the arbitration process. The claim was rejected because, in the opinion of its legal counsel, the Company has sufficient grounds for it.

19.

BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

Technical Assistance Agreement

Petrobras Argentina is TGS’s technical operator, according to the approval of ENARGAS in June 2004, and subject to the terms and conditions of the Technical Assistance Agreement which provides that Petrobras Argentina is in charge of providing services related to the operation and maintenance of the natural gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and in compliance with certain environmental standards. For these services, the Company pays a monthly fee based on a percentage of the operating income of the Company. In October 2014, TGS and Petrobras Argentina approved the renewal of the Technical Assistance Agreement for a three-year term, beginning on December 28, 2014.

Commercial transactions

In the normal course of business, the Company holds with Petrolera Pampa SA and Petrobras Argentina, agreements to transfer natural gas and richness. The price, which is denominated in US dollars, is determined according to common practices.

Moreover, TGS, under certain agreements, processes the natural gas in Cerri Complex and commercializes the liquids, renders natural gas transportation services and other services to its related companies, mainly to Petroleo Brasileiro; Petrobras Global and Compañía Mega.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

Financial transactions.

Loan agreement with Pampa Energía.

On October 5, 2011, TGS granted a US$26 million loan to Pampa Energía. Proceeds from the loan were used by Pampa Energía to exercise the option contained in the "Call Option Agreement". Additionally, to guarantee compliance with its obligations, Pampa Energy created a pledge on the rights that correspond to the arbitration actions of Ponderosa Assets LP and Enron Creditors Recovery Corp. against Argentine Government acquired upon exercise of the option mentioned above. For more information, see Note 16.a.

After several extensions of the maturity, on May 7, 2013, the Board of Directors approved the amendments of certain terms and conditions of the loan granted to Pampa Energía, among others:

i)

Extended the expiration date until October 6, 2014, with option of an automatic renewal for one additional period of one year. For this reason, the expiration date was October 6, 2015.

ii)

Previous to the expiration date, the loan should have been paid or prepaid compulsorily by the assignment of rights and obligations to TGS of all assigned to Pampa Energía, mentioned in Note 16.a, Ponderosa Assets LP and Enron Creditors Recovery Corp against Argentina in the event that, on or before the due date: (a) the 20% effective increase on the tariff schedule has been granted to TGS, under the provisions of the Transitional Agreement approved by Presidential Decree No. 1918/09 or (b) it has been granted to TGS: (x) the tariff adjustment as provided by the Adjustment Agreement initialed by TGS approved by the Board of Directors Meeting held on October 5, 2011, or (y) any other compensatory arrangements implemented by any mechanism or system of tariff revision in the future to replace those currently in force under the Public Emergency Law with an equivalent economic effect on TGS.

iii)

The applicable interest rate was equivalent to 6.8% annual plus VAT.

After verifying compliance with clause ii) mentioned above, on September 30, 2015, the Board of Directors of the Company approved the acquisition of the Rights of the arbitration proceedings. For further information, see Note 16.a "Regulatory Framework - General framework of the regulated segment. - Acquisition of the Rights of Arbitration Proceedings"

As of December 31, 2015 and 2014, the loan granted to Pampa Energía was exposed in "Loans to related parties." The evolution of this loan is as follows:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

Key management compensation

The accrued amounts corresponding to the compensation of the members of the Board of Directors, the Statutory Committee and the Executive Committee for the years ended December 31, 2015 and 2014 were Ps. 27,280 and Ps. 20,637, respectively.

Balances and transactions with related parties

The detail of significant outstanding balances for transactions entered into by TGS and its related parties as of December 31, 2015 and 2014 is as follows:

Company	2015		2014	
	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
Controlling shareholder:				
CIESA	74	-	-	-
Associate which exercises joint control on the controlling shareholder:				
Petrobras Argentina	29,348	18,303	24,462	29,421
Associate which exercises significant influence on the controlling shareholder:				
Pampa Energía	-	-	268,111	-
Associates with significant influence:				
Link	370	-	278	-
EGS	-	4,564	-	2,993
Other related companies:				
Petrolera Pampa S.A.	-	-	-	5,890
Petroleo Brasileiro	-	-	25,475	-
Compañía Mega S.A.	12,321	-	7,736	-
Braskem Netherlands BV	35,996	-	-	-
Pampa Comercializadora S.A.	156	-	-	-
Petrolera Entre Lomas S.A.	16	-	-	-
Oleoductos del Valle S.A.	317	-	-	-
Total	**78,598**	**22,867**	**326,062**	**38,304**

The detail of significant transactions with related parties for the years ended December 31, 2015 and 2014 is as follows:

Year ended December 31, 2015:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

Year ended December 31, 2014:

20.   CONTRACTUAL OBLIGATIONS

As of December 31, 2015, the Company had the following contractual commitments:

Approximately the 98% of the financial indebtedness of TGS and the totality of the obligations corresponding to gas purchases are denominated in U.S. dollars which have been translated into Argentine pesos at the exchange rate as of December 31, 2015 (US$ 1.00 = Ps. 13.04). The amounts to be paid in pesos could vary depending on the actual fluctuations in the exchange rate.

21.   SUBSIDIARY AND ASSOCIATES

Link:

Link was created in February 2001, with the purpose of the operation of a natural gas transportation system, which links TGS’s natural gas transportation system with the Cruz del Sur S.A. pipeline. The connection pipeline extends from Buchanan, located in the high-pressure ring that surrounds the city of Buenos Aires, which is part of TGS’s pipeline system, to Punta Lara. TGS’s ownership interest in such company is 49% and Dinarel S.A. holds the remaining 51%.

TGU:

TGU is a company incorporated in Uruguay. This company rendered operation and maintenance services to Gasoducto Cruz del Sur S.A. and its contract terminated in 2010. TGS holds 49% of its common stock and Petrobras Argentina holds the remaining 51%.

EGS:

In September 2003, EGS, a company registered in Argentina, was incorporated. The ownership is distributed between TGS (49%) and TGU (51%). EGS operates its own pipeline, which connects TGS’s main pipeline system in the Province of Santa Cruz with a delivery point on the border with Chile.

In October 2012, ENARGAS issued a resolution which authorizes EGS to transfer the connection pipeline and service offerings in operation to TGS. On December 17, 2013 the sale of all the fixed assets of EGS to TGS for an amount of $ 350,000 was made, the existing natural gas transportation contracts were transferred and the procedures to dissolve the Company.

TGS Board of Directors’ meeting held on January 13, 2016, approved to initiate the necessary steps for the dissolution of EGS.

22.   SUBSEQUENT EVENTS

The financial statements were authorized for issuance by the Board of Directors on February 24, 2016.

There are no subsequent events between the closing date of the annual period and the approval (issuance) of these financial statements, except for the payment of cash dividends approved at the Board Meeting held on January 13, 2016 by means of the total dissolution of the Reserve for future dividends for Ps. 99,734 according to the powers delegated by the Ordinary and Extraordinary Meeting of Shareholders held on April 23, 2015.

23.  INFORMATION REQUIRED BY ARTICLE 26 OF SECTION VII CHAPTER IV TITLE II OF CNV RULES

In order to comply with General Resolution No. 629/2014 of the CNV, TGS informs that by February 24, 2016, supporting and management documentation related to open tax periods is safeguarded by Iron Mountain Argentina S.A. at its facilities are located at 3825 Cañada de Gómez Street in the Autonomous City of Buenos Aires.

As for commercial books and accounting records, they are situated in the headquarters of the Company in areas that ensure its preservation and inalterability.

The Company has available in its headquarters to CNV details of the documentation given in safeguard to third parties.

          Ricardo I. Monge

Board of Directors’ Chairman

Free translation from the original prepared in Spanish for publication in Argentina

Independent Auditor’s Report

To the Shareholders, President and Directors of

Transportadora de Gas del Sur S.A.

Introduction

We have audited the accompanying consolidated financial statements of Transportadora de Gas del Sur S.A. and its subsidiary, which comprise the consolidated statement of financial position as at December 31, 2015, and the consolidated statements of comprehensive income, of changes in equity and of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory notes.

The balances and other information corresponding to the fiscal year 2014 are an integral part of the financial statements mentioned above; therefore, they must be considered in connection with these financial statements.

Responsibility of the Board of Directors

The Company's Board of Directors is responsible for the preparation and presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”), and adopted by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”) as its professional accounting standards and added by the Comisión Nacional de Valores (“CNV”) to its regulations. Also, the Company’s Board of Directors is responsible for the existence of internal control that it deems necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibilities

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing (ISAs) as issued by the International Auditing and Assurance Standards Board (IAASB) and adopted by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”) through Technical Resolution N° 32. Those standards require that we comply with the ethics requirements, as well as plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement in the consolidated financial statements due to fraud or error. In making those risk assessments, the auditor should take into account the internal control relevant to the preparation and fair presentation of the Company’s consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant estimates made by the Company’s management, as well as evaluating the overall presentation of the consolidated financial statements as a whole.

Opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Transportadora de Gas del Sur S.A. and its subsidiary as at December 31, 2015, and its consolidated statement of comprehensive income and its cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRSs).

Report about the compliance with current regulations

a)

the consolidated financial statements of Transportadora de Gas del Sur S.A. are transcribed into the “Inventory and Balance Sheet” book and as regards those matters that are within our competence, they are in compliance with the provisions of the Commercial Companies Law and pertinent resolutions of the National Securities Commission;

b)

the consolidated financial statements of Transportadora de Gas del Sur S.A. arise from accounting records kept in all formal respects in conformity with legal regulations, which maintain the conditions of security and integrity based on which they were authorized by the National Securities Commission;

c)

we have read the summary of activity, as regards those matters that are within our competence, we have no observations to make;

d)

at December 31, 2015 the debt accrued by Transportadora de Gas del Sur S.A. in favor of the Argentine Integrated Social Security System according to the Company's accounting records amounted to $17.816.695, none of which was claimable at that date.

e)

As required by the National Securities Commission’s Rules, we report that total audit and related services fees billed to the Company during the fiscal year ended December 31, 2015 represent:

 e.1)  100% of the total fees for services billed to the Company for all items during that fiscal year;

e.2)  24% of the total audit and related services fees billed to the Company, its parent companies, subsidiaries and related companies during that year;

e.3) 24% of the total fees for services billed to the Company, its parent companies, subsidiaries and related companies for all items during that year;

f)

We have applied money laundering abatement and anti-terrorist financing procedures foreseen in the professional standards issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires.

City of Buenos Aires, February 24, 2016.

PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17
Carlos N. Martínez Public Accountant (UBA) C.P.C.E. City of Buenos Aires T° 155 - F° 146

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/Nicolás M. Mordeglia
	Name:	Nicolás M. Mordeglia
	Title:	Legal Affairs Vice President

Date: April 4, 2016

Footnotes

1() Not covered by the independent auditor report, except for items 11.4, 11.5 and 11.7.